Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416)947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS SECOND QUARTER 2021 RESULTS – STRONG OPERATING RESULTS WITH RECORD SAFETY PERFORMANCE; REINTEGRATION OF NUNAVUMMIUT WORKFORCE UNDERWAY AT MELIADINE AND MEADOWBANK; UNDERGROUND DEVELOPMENT AND SURFACE CONSTRUCTION PROCEEDING AS PLANNED AT ODYSSEY

Toronto (July 28, 2021) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") today reported quarterly net income of $189.6 million, or net income of $0.78 per share, for the second quarter of 2021. This result includes non-cash mark-to-market gains on warrants of $15.9 million ($0.07 per share), foreign currency translation gains on deferred tax liabilities of $9.3 million ($0.04 per share), derivative gains on financial instruments of $1.8 million ($0.01 per share), non-cash foreign currency translation losses of $2.4 million ($0.01 per share) and various other adjustment losses of $2.7 million ($0.02 per share). Excluding these items would result in adjusted net income1 of $167.7 million or $0.69 per share for the second quarter of 2021. For the second quarter of 2020, the Company reported net income of $105.3 million or net income of $0.44 per share.

Included in the second quarter of 2021 net income, and not adjusted above, are non-cash stock option expense of $3.9 million ($0.02 per share) and workforce costs of employees affected by the COVID-19 pandemic (primarily Nunavut-based) of $2.5 million ($0.01 per share).

In the first six months of 2021, the Company reported net income of $325.7 million, or net income of $1.34 per share. This compares with the first six months of 2020, when net income was $83.7 million, or net income of $0.35 per share.

The increase in net income in the second quarter of 2021, compared to the prior-year period, is primarily due to higher mine operating margins (from higher sales volumes and higher realized metal prices) and lower losses in non-cash items related to mark-to-market adjustments on financial instruments owned by the Company, partially offset by higher amortization of property, plant and mine development due to higher production volumes and the contribution of the Hope Bay mine, higher exploration expenses, and higher income and mining taxes driven by higher operating margins. In the second quarter of 2020, gold production and sales were negatively affected by COVID-19 related reductions in mining activities.

1 Adjusted net income is a non-GAAP measure. For a discussion regarding the Company's use of non-GAAP measures, please see "Note Regarding Certain Measures of Performance".

1

The increase in net income in the first six months of 2021, compared to the prior-year period, is primarily due to the reasons described above partially offset by higher general and administration costs related to a health care donation of $8.0 million spread over several years that was expensed in the first quarter of 2021.

In the second quarter of 2021, cash provided by operating activities was $406.9 million ($432.2 million before changes in non-cash components of working capital), compared to the second quarter of 2020 when cash provided by operating activities was $162.6 million ($185.2 million before changes in non-cash components of working capital). The cash provided by operating activities in the second quarter of 2021 resulted in another strong quarter of free cash-flow2 generation.

In the first six months of 2021, cash provided by operating activities was $763.3 million ($847.4 million before changes in non-cash components of working capital), compared to the first six months of 2020 when cash provided by operating activities was $326.0 million ($389.9 million before changes in non-cash components of working capital).

The increase in cash provided by operating activities in the second quarter of 2021, compared to the prior-year period, is primarily due to an increase in mine operating margins, partially offset by higher cash taxes related to the higher mine operating margins. The higher mine operating margins were primarily a result of strong operating performance from the Company's key mines in the second quarter of 2021, and higher average realized metal prices. In the second quarter of 2020, gold production was negatively affected by COVID-19 related reductions in mining activities at seven of the Company's eight mines.

The increase in cash provided by operating activities in the first six months of 2021, compared to the prior-year period, is primarily due to an increase in mine operating margins due to the reasons described above, partially offset by higher cash taxes related to the higher mine operating margins and payments for deferred taxes related to the 2020 tax year in the first quarter of 2021.

"In the second quarter of 2021, the Company posted record safety performance with solid operational results which resulted in another strong quarter of cash flow generation. The Company remains on track to hit its production and cost guidance for 2021 and we expect to see growing gold output in the second half of the year, which should lead to continued strong cash flow generation in 2021," said Sean Boyd, Agnico Eagle's Chief Executive Officer. "Our sound operational platform and stable financial position has given us the flexibility to increase our exploration spending in 2021, and advance our pipeline of development projects, which is expected to provide additional shareholder value in the coming months and years," added Mr. Boyd.

2 Free cash flow is a non-GAAP measure. For a discussion regarding the Company's use of non-GAAP measures, please see "Note Regarding Certain Measures of Performance".

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Second quarter of 2021 highlights include:

•	Strong operating results and record safety performance in the second quarter of 2021 – Payable gold production[3] was 500,698 ounces (excluding 25,308 ounces of payable gold production at Hope Bay, and including 9,053 ounces and 348 ounces of pre-commercial production of gold at the Tiriganiaq open pit at Meliadine and Amaruq underground project, respectively) at production costs per ounce of $834, total cash costs per ounce[4] of $739 and all-in sustaining costs ("AISC") per ounce[5] of $1,021. Including Hope Bay, payable gold production in the second quarter of 2021 was 526,006 ounces at production costs per ounce of $827, total cash costs per ounce of $748 and AISC per ounce of $1,037. Production costs per ounce, total cash costs per ounce and AISC per ounce exclude the pre-commercial production of gold at Tiriganiaq and Amaruq underground

•	Operating results positively affected by better than expected maintenance performance and higher than forecast production at the LaRonde Complex and Meliadine mine – In the second quarter of 2021, scheduled maintenance programs were performed at LaRonde, Goldex, Meliadine, Amaruq and Kittila. In all instances, the maintenance programs went better than planned, allowing for a prompt resumption of operations at all five mines. In the second quarter of 2021, production was also positively affected by higher than forecast tonnage and grade at LaRonde, and an 8% increase in forecast grades at Meliadine. In May 2021, the Meliadine mine established new monthly records for mill throughput (5,178 tonnes-per-day ("tpd")) and gold production (35,810 ounces)

•	Reintegration of Nunavummiut workforce underway at Meliadine and Meadowbank mines – At the end of June 2021, the Company began the gradual reintegration of the local workforce at two of its Nunavut operations, following consultation with local government and health authorities. The Nunavummiut workforce is expected to be fully reintegrated by the end of the third quarter of 2021, which is expected to result in cost savings of approximately $4 million per quarter (before tax)

3 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

4 Total cash costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis. For a reconciliation to production costs and for total cash costs on a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

5 AISC per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis. For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

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•	Production and cost guidance maintained for 2021 – Expected gold production in 2021 is unchanged at approximately 2,047,500 ounces, while total cash costs per ounce and AISC per ounce continue to be forecast in the range of $700 to $750 and $950 to $1,000, respectively. Estimated payable gold production and costs for 2021 exclude any contribution from Hope Bay. Quarterly production guidance for Hope Bay is unchanged at approximately 18,000 to 20,000 ounces of gold at total cash costs per ounce of $950 to $975 and AISC per ounce of $1,525 to $1,575

•	Capital expenditures for 2021 remain unchanged – Total capital expenditures for 2021 are still estimated to be approximately $803.0 million. Capital spending levels in the first half of 2021 were lower than forecast largely due to the timing of expenditures. Capital spending is expected to return to more normalized levels over the balance of the year

•	Cost inflation expected to be minimal in 2021 – With rising prices for many commodities, cost pressures are gradually being pushed downstream and are starting to be reflected in the prices for certain goods and services used by the Company. Despite the inflationary pressures faced year-to-date, the Company is expected to remain on track to achieve its 2021 cost guidance on the back of a number of collaborative efforts and initiatives. In addition, the Company does not anticipate any abnormal impact on labour costs as a result of wage inflation, other than contract exploration drilling and other select contractor groups at this time

•	Demonstrating Strong ESG Performance – In the second quarter of 2021, the Company registered its best quarterly safety performance in its 64-year history. In an effort to reduce its long-term carbon footprint, the Company signed a memorandum of understanding in July 2021 with the consortium of Tugliq Energy Corp. and Hiqiniq Energy Corporation (a wholly-owned subsidiary of Kitikmeot Corporation) to jointly work to develop a renewable energy plan for the Hope Bay project. For the second consecutive year, the Company received a Towards Sustainable Mining® award from the Mining Association of Canada to honour the Company's innovative community development work at Pinos Altos which helped 300 families in Mexico gain access to clean, sustainable drinking water

•	Odyssey project development and construction on target – Ramp development is advancing ahead of schedule and at lower unit costs; the first underground exploration bay is complete; the shaft collar (30 metres) was excavated and the concrete lining installed; the head frame foundations are in progress and the head frame construction is expected to start in the fourth quarter of 2021. All surface construction activities and the purchase of long lead items are on target; shaft sinking is expected to resume in the second half of 2022. Underground exploration drilling will target the upper levels of the Odyssey South Zone and the Internal Zones. Surface drilling is ongoing to infill and expand the East Gouldie Zone

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•	Drilling confirms extension of mineralization at Pinos Altos and La India camps – Drilling at Cubiro and Pinos Altos Deep confirms and extends high-grade gold mineralization laterally and at depth; infill and step-out drilling confirms and extends the Chipriona sulphide deposit near surface

•	Positive exploration results at several minesites and projects in the first half of 2021 – Highlights include discovery of a new mineralized horizon 400 metres south of the East Gouldie deposit; additional high-grade gold-copper in the footwall zone at Upper Beaver in Kirkland Lake; exploration at Hope Bay confirmed the expansion potential of the Doris and Madrid deposits; and drilling at Kittila yielded the deepest ore grade intersection at the mine. For more information on the latest results see the Company's news release dated July 8, 2021

•	A quarterly dividend of $0.35 per share has been declared

Second Quarter 2021 Financial and Production Highlights

In the second quarter of 2021, the Company's payable gold production was 500,698 ounces (excluding 25,308 ounces of payable gold production at Hope Bay, and including 9,053 ounces and 348 ounces of pre-commercial production of gold at the Tiriganiaq open pit at Meliadine and Amaruq underground project, respectively). This compares to quarterly payable gold production of 331,064 ounces in the prior-year period (which included 2,651 ounces of pre-commercial production of gold at the Barnat deposit at Canadian Malartic). Including the Hope Bay mine, the Company's quarterly gold production was 526,006 ounces in the second quarter of 2021.

In the first six months of 2021, the Company's payable gold production was a record 1,005,243 ounces (excluding 37,567 ounces of payable gold production at Hope Bay, and including 17,176 ounces and 348 ounces of pre-commercial production of gold at the Tiriganiaq open pit at Meliadine and Amaruq underground project, respectively). This compares to payable gold production of 742,430 ounces in the prior-year period (which included 5,625 ounces of pre-commercial production of gold at the Barnat deposit at Canadian Malartic). Including the Hope Bay mine, the Company's payable gold production was 1,042,810 ounces in the first six months of 2021.

The higher gold production in the second quarter of 2021 and the first six months of 2021, when compared to the prior-year periods, was primarily due to strong performance at the Company's key mines, including higher than forecast tonnage and grade at the LaRonde Complex and higher than expected grade at the Meliadine mine, partially offset by lower production at La India related to water conservation efforts and at Creston Mascota where only residual leaching remains. In the second quarter of 2020 and the first six months of 2020, gold production was negatively affected by COVID-19 related reductions in mining activities which impacted seven of the Company's eight operations. A detailed description of the production at each mine is set out below.

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Production costs per ounce in the second quarter of 2021 were $834 (excluding the Hope Bay mine), compared to $854 in the prior-year period. Total cash costs per ounce in the second quarter of 2021 were $739 (excluding the Hope Bay mine), compared to $825 in the prior-year period. Including the Hope Bay mine, production costs per ounce were $827 and total cash costs per ounce were $748 in the second quarter of 2021.

Production costs per ounce in the first six months of 2021 were $808 (excluding the Hope Bay mine), compared to $864 in the prior-year period. Total cash costs per ounce in the first six months of 2021 were $734 (excluding the Hope Bay mine), compared to $832 in the prior-year period. Including the Hope Bay mine, production costs per ounce were $819 and total cash costs per ounce were $741 in the first six months of 2021.

In the second quarter and first six months of 2021, production costs per ounce decreased when compared to the prior-year periods primarily due to higher gold production and lower costs per tonne at the Meadowbank Complex and Meliadine mine, partially offset by the strengthening of the Canadian dollar against the U.S. dollar. In the second quarter and first six months of 2021, total cash costs per ounce decreased when compared to the prior-year periods primarily due to higher gold production, higher by-product revenues from higher realized metal prices and higher sales volumes and lower minesite costs per tonne at the Meadowbank Complex and Meliadine mine, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

AISC per ounce in the second quarter of 2021 were $1,021 (excluding the Hope Bay mine), compared to $1,142 in the prior-year period. Including the Hope Bay mine, AISC per ounce were $1,037 in the second quarter of 2021.

AISC per ounce in the first six months of 2021 were $1,008 (excluding the Hope Bay mine), compared to $1,118 in the prior-year period. Including the Hope Bay mine, AISC per ounce were $1,022 in the first six months of 2021.

AISC in the second quarter and first six months of 2021 decreased when compared to the prior-year periods primarily due to lower total cash costs per ounce, partially offset by higher sustaining capital expenditures at the LaRonde Complex, Canadian Malartic mine and Goldex mine related to the temporary suspension of activities due to COVID-19 in the prior-year periods.

Cash Position – Strong Financial Flexibility

Cash and cash equivalents and short-term investments increased to $280.9 million at June 30, 2021, from the March 31, 2021 balance of $132.0 million, primarily due to the strong free cash flow generation in the quarter. As of June 30, 2021, the outstanding balance on the Company's unsecured revolving bank credit facility was nil, and available liquidity under this facility was approximately $1.2 billion, not including the uncommitted $300 million accordion feature.

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Approximately 54% of the Company's remaining 2021 estimated Canadian dollar exposure is hedged at an average floor price above 1.27 C$/US$. Approximately 50% of the Company's remaining 2021 estimated Mexican peso exposure is hedged at an average floor price above 20.75 MXP/US$. Approximately 11% of the Company's remaining 2021 estimated Euro exposure is hedged at an average floor price of approximately 1.20 US$/EUR. The Company's full year 2021 cost guidance is based on assumed exchange rates of 1.30 C$/US$, 20.00 MXP/US$ and 1.20 US$/EUR.

Approximately 50% of the Company's diesel exposure relating to its Nunavut operations (excluding Hope Bay) for 2021 is hedged at an average floor price below $0.45 per litre, which is lower than the 2021 cost guidance assumption of $0.50 per litre (excluding transportation costs). These hedges will offset a portion of the expense related to the 2021 sealift diesel purchases, which commenced in July.

The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to strategically support its key input costs.

Capital Expenditures

Total capital expenditures (including sustaining capital) in the second quarter of 2021 were $209.3 million (excluding Hope Bay), lower than forecast primarily due to the timing of expenditures. Including Hope Bay, the total capital expenditures in the second quarter of 2021 were $220.3 million. Capital spending is expected to return to more normalized levels over the balance of the year and the total capital expenditures (including sustaining capital) in 2021 remain forecast to be approximately $803.0 million, excluding the Hope Bay mine. Pre-commercial production at the Tiriganiaq open pit at Meliadine is incorporated in, and netted against, the total 2021 capital expenditure forecast. As a result, some variability is likely depending on the timing of the achievement of commercial production, prevailing gold prices and foreign exchange rates.

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The following table sets out capital expenditures (including sustaining capital) in the second quarter of 2021 and the first six months of 2021.

Capital Expenditures
(In thousands of U.S. dollars)
	Three Months Ended	Six Months Ended
	June 30, 2021	June 30, 2021
Sustaining Capital
LaRonde Complex	$27,959	$49,531
Canadian Malartic mine	20,758	40,313
Meadowbank Complex	17,945	25,287
Meliadine mine	12,887	23,095
Kittila mine	7,280	17,924
Goldex mine	9,214	16,384
Pinos Altos mine	3,876	7,994
La India mine	1,350	3,205
Total Sustaining Capital	$101,269	$183,733

Development Capital
LaRonde Complex	$13,704	$22,489
Canadian Malartic mine	11,403	19,051
Meadowbank Complex	4,475	8,506
Amaruq underground project	25,725	36,074
Meliadine mine	15,359	29,209
Kittila mine	21,203	35,583
Goldex mine	4,439	8,493
Pinos Altos mine	6,364	7,917
La India mine	1,971	3,645
Other	3,378	9,467
Total Development Capital	$108,021	$180,434
Total Capital Expenditures - excluding Hope Bay	$209,290	$364,167

Hope Bay mine Sustaining Capital	$9,664	$16,397
Hope Bay mine Development Capital	1,328	2,762
Total Capital Expenditures - including Hope Bay	$220,282	$383,326

2021 Production and Cost Guidance Unchanged

Production guidance for 2021 remains unchanged at approximately 2,047,500 ounces of gold (including approximately 30,000 ounces and 350 ounces of pre-commercial gold production from the Tiriganiaq open pit at Meliadine and Amaruq underground project, respectively). The Company anticipates that total cash costs per ounce and AISC per ounce for 2021 will continue to be in the range of $700 to $750 and $950 to $1,000, respectively. Estimated payable gold production and costs for 2021 exclude any contribution from Hope Bay.

Quarterly production guidance for Hope Bay is unchanged at approximately 18,000 to 20,000 ounces of gold at total cash costs per ounce of $950 to $975 and AISC per ounce of $1,525 to $1,575.

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2021 Tax Guidance

Income and mining taxes expense for the first six months of 2021 was $186.1 million (an effective tax rate of 36%). The Company anticipates the overall full year effective tax rate for 2021 to be approximately 40% based on expected margins. Previous full year 2021 guidance for the effective tax rate was 40 to 45%.

Cost Inflation Update

With rising prices for many commodities (lumber, steel, basic materials, oil, etc.) and disruptions to global supply-chains, the resulting cost pressures are gradually being pushed downstream and are starting to be reflected in the prices for a number of goods and services used by the Company. This price inflation, although expected to be temporary in nature, could last through the end of 2021 and, depending on when conditions on the supply-side normalize, potentially into 2022.

At this time, the Company does not anticipate any significant impact on labour costs as a result of wage inflation, other than contract exploration drilling and select contractor groups. The strategy to contain the risk of workforce cost increases includes initiatives such as implementing organizational workforce cost management projects to improve productivity, as well as career development plans to fill specific technical roles with internal candidates where possible. In addition, the Company expects Nunavut labour costs to decline with the return of the Nunavummiut workforce.

Despite the inflationary pressures faced so far this year, the Company remains on track to achieve its 2021 cost guidance on the back of cross-functional cost management efforts and initiatives. The Company will continue to actively monitor and identify opportunities to manage and mitigate input cost pressures as supply chains stabilize.

Demonstrating strong ESG performance

In March 2020, the Company decided to send the Nunavut-based workforce home and isolate its mines from the local communities. In accordance with COVID-19 health guidelines issued by the Government of Nunavut, the Nunavut-based workforce has remained at home since then and the Company has continued to pay 75% of base salaries to these employees. In the second quarter of 2021, the Company worked with local authorities to finalize a plan for reintegrating the Nunavut-based workforce while attempting to minimize the risk of exposure to COVID-19 and the spread of the virus to the local communities. The plan was approved by the Chief Public Health Officer of Nunavut in mid-June 2021. A gradual return of the Nunavut-based workforce has been planned, including training on the robust health protocols and hygiene measures implemented at the sites and re-training on job specific skills and competencies in order to ensure a safe reintegration into the operations. The reintegration of the Nunavut-based workforce started on June 25, 2021 and will be extended over the next eight to twelve weeks. The return of the Nunavut-based workforce is expected to result in a cost savings for the Company of approximately $4.0 million per quarter (before tax), starting in the fourth quarter of 2021.

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The Company is committed to maintaining consistently high health and safety standards. In 2020, the Company took another step along its journey to eliminate workplace injuries and reach its goal of zero accidents by launching the Towards Zero Accidents initiative. This program has helped the Company to register its best quarterly safety performance in its 64-year history, with a combined lost-time accident and restricted work frequency (employees and contractors) at 0.53 (including Canadian Malartic) in the second quarter of 2021.

On April 29, 2021, the Company announced its commitment to net zero carbon emissions by 2050. Pathways to achieve net zero, including specific reduction targets, and other key climate-related targets are currently being developed. In the meantime, the Company's operating sites continue to research, develop and implement new GHG reduction initiatives. At the Hope Bay project, GHG emissions are generated mostly from the diesel generators used to power the site. On July 14, 2021, the Company signed a memorandum of understanding (the "MOU") with TUGLIQ Energy Corp. and Hiqiniq Energy Corporation (a wholly-owned subsidiary of Kitikmeot Corporation) to jointly work to develop a renewable energy plan for the Hope Bay project. The MOU envisions that TUGLIQ Energy Corp. and Hiqiniq Energy Corporation will build and operate a wind turbine project and sell power to the Company for its operations at Hope Bay. This collaboration will benefit both the Company by reducing its GHG emissions and energy costs at Hope Bay, and the local community by developing local green-power capacity.

In the second quarter of 2021, the Company was awarded the 2021 Towards Sustainable Mining® Community Engagement Award by the Mining Association of Canada. This award honours the Company's innovative community development work in Mexico. The Pinos Altos mine in collaboration with the Municipality of Temosachic, helped 300 families in Mexico gain access to clean, sustainable drinking water. The design and installation of a drinking water distribution network powered by low-carbon solar cells provides a continuous supply of clean, fresh drinking water to the community and contributes to the United Nations Sustainable Development Goal #6 – the availability and sustainable management of water and sanitation for all. This is the second year in a row that the Company has received a Towards Sustainable Mining® excellence award.

For the third consecutive year the Company has earned a place on the Corporate Knights list of Canada's Best 50 Corporate Citizens. The Best 50 Corporate Citizens are selected through evaluations of key environmental, social and governance indicators relative to their industry peers and using publicly available information. Being named to the list over each of the last three years demonstrates that the Company continues to be one of the Canadian leaders with respect to environmental, social and governance matters in the mining industry.

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In the second quarter of 2021, all of the regions in which the Company operates have seen a significant reduction in COVID-19 cases. With vaccination campaigns progressing, governments have started to ease the restrictions imposed to address the pandemic. The Company remains engaged in managing risks related to COVID-19 and continues to apply the measures implemented to help protect the health and safety of its employees and the communities in which it operates. These measures appear to have been effective to date at detecting COVID-19 cases and preventing the spread of the virus within the Company's operations. In the second quarter of 2021, none of the Company's operations were suspended and the number of employees testing positive for COVID-19 has trended downward (115 positive cases in the second quarter of 2021 compared to 219 positive cases in the first quarter of 2021). The table below sets out additional information on COVID-19 cases identified in the second quarter of 2021; a significant majority of which were detected by the Company's screening and testing protocols.

Region	Total Positive Cases	Detected Offsite	Detected by the Company's protocols	Recovered Cases*
Finland	1	1	—	1
Nunavut	11	7	4	1
Abitibi	9	6	3	12
Mexico	72	3	69	118
Exploration	21	16	5	18
Toronto	1	1	—	1
Sub-Total	115	34	81	151

*Recovered Cases in the second quarter of 2021 include employees that were positive and had not yet recovered at the end of the first quarter of 2021 and that recovered in the second quarter of 2021.

Dividend Record and Payment Dates for the Third Quarter of 2021

Agnico Eagle's Board of Directors has declared a quarterly cash dividend of $0.35 per common share, payable on September 15, 2021 to shareholders of record as of September 1, 2021. Agnico Eagle has declared a cash dividend every year since 1983.

Remaining Expected Dividend Record and Payment Dates for 2021

Record Date	Payment Date
September 1, 2021*	September 15, 2021*
December 1, 2021	December 15, 2021

*Declared

Dividend Reinvestment Plan

Please see the following link for information on the Company's dividend reinvestment plan: Dividend Reinvestment Plan

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Second Quarter 2021 Results Conference Call and Webcast Tomorrow

Agnico Eagle's senior management will host a conference call on Thursday, July 29, 2021 at 11:00 AM (E.D.T.) to discuss the Company's second quarter financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-764-8659 or toll-free 1-888-664-6392. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-416-764-8677 or toll-free 1-888-390-0541, access code 754213#. The conference call replay will expire on August 29, 2021.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

NORTHERN BUSINESS REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec's largest gold producer with a 100% interest in the LaRonde Complex (which includes the LaRonde and LaRonde Zone 5 ("LZ5") mines) and the Goldex mine and a 50% interest in the Canadian Malartic mine. These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde Complex – Increased Tonnage From the West Mine and Strong Productivity at LZ5 Results in Better Than Forecasted Quarterly Production and Costs

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988. The LZ5 property lies adjacent to and west of the LaRonde mine and previous operators exploited the zone by open pit mining. The LZ5 mine achieved commercial production in June 2018.

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LaRonde Complex – Operating Statistics
	Three Months Ended	Three Months Ended
	June 30, 2021	June 30, 2020
Tonnes of ore milled (thousands of tonnes)	721	509
Tonnes of ore milled per day	7,923	5,593
Gold grade (g/t)	4.42	4.78
Gold production (ounces)	97,523	74,317
Production costs per tonne (C$)	$125	$134
Minesite costs per tonne (C$)	$115	$107
Production costs per ounce of gold produced ($ per ounce)	$759	$682
Total cash costs per ounce of gold produced ($ per ounce)	$502	$502

Gold production in the second quarter of 2021 increased when compared to the prior-year period primarily as a result of a higher throughput levels partially offset by lower gold grades. In the second quarter of 2021, the Complex operated above planned levels mostly due to the higher use of automated equipment which increased the underground mining productivity. Also, in the prior-year period, the operations were suspended from March 23, 2020 to April 29, 2020 as ordered by the Government of Quebec in response to COVID-19 (the "Quebec Order"). The lower gold grades in the 2021 period were as expected with the planned mining sequence.

Production costs per tonne in the second quarter of 2021 decreased when compared to the prior-year period primarily due to higher throughput and the timing of unsold concentrate inventory. Production costs per ounce in the second quarter of 2021 increased when compared to the prior-year period due to the strengthening of the Canadian dollar against the U.S. dollar and the lower gold grades, partially offset by lower production costs per tonne.

Minesite costs per tonne6 in the second quarter of 2021 increased when compared to the prior-year period primarily due to lower development activity in the prior-year period, partially offset by higher throughput levels in the second quarter of 2021. Total cash costs per ounce in the second quarter of 2021 were the same when compared to the prior-year period as the higher by-product revenues due to higher average realized by-product metal prices were offset by the strengthening of the Canadian dollar against the U.S. dollar and the higher minesite costs per tonne.

6 Minesite costs per tonne is a non-GAAP measure. For a reconciliation of this measure to production costs as reported in the financial statements, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance" below.

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LaRonde Complex – Operating Statistics
	Six Months Ended	Six Months Ended
	June 30, 2021	June 30, 2020
Tonnes of ore milled (thousands of tonnes)	1,485	1,166
Tonnes of ore milled per day	8,204	6,407
Gold grade (g/t)	4.22	4.04
Gold production (ounces)	190,601	144,004
Production costs per tonne (C$)	$116	$94
Minesite costs per tonne (C$)	$111	$108
Production costs per ounce of gold produced ($ per ounce)	$724	$577
Total cash costs per ounce of gold produced ($ per ounce)	$521	$606

 Gold production in the first six months of 2021 increased when compared to the prior-year period primarily as a result of higher throughput levels and higher grade. In the first six months of 2021, the LaRonde Complex operated at or above planned levels primarily as a result of increased productivity in the underground resulting from the higher use of automated equipment. In the prior-year period, access to higher grade ore from the West mine area was delayed as additional ground support was being completed and the operations were suspended from March 23, 2020 to April 29, 2020 due to the Quebec Order.

Production costs per tonne in the first six months of 2021 increased when compared to the prior-year period primarily due to the timing of unsold concentrate inventory. Production costs per ounce in the first six months of 2021 increased when compared to the prior-year period due to the reason described above and the strengthening of the Canadian dollar against the U.S. dollar, partially offset by higher gold grades.

Minesite costs per tonne in the first six months of 2021 increased when compared to the prior-year period primarily due to lower development activity in the prior-year period, partially offset by higher throughput levels in the first six months of 2021. Total cash costs per ounce in the first six months of 2021 decreased when compared to the prior-year period due to higher gold grades and higher by-product revenues due to higher average realized by-product metal prices, partially offset by the strengthening of the Canadian dollar against the U.S. dollar and higher minesite costs per tonne.

In 2020, the Company experienced lower levels of seismicity at LaRonde due to reduced mining activity as a result of COVID-19. With increased mining activity, seismicity levels in 2021 have returned to similar levels seen in 2018 and 2019. The Company believes that the ground support measures and the non-entry protocols reinforced in early 2020 are well adapted to manage seismicity levels.

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Operational Highlights

•	In the second quarter of 2021, a planned ten-day maintenance shutdown was completed on schedule. At the mill, maintenance work was completed on the online analyser, the concentrate filter presses and on the 5,000 tonne ore silo. At the mine, maintenance work was completed on the surface exhaust fan

•	Production from automated equipment continued to track well above target both at LaRonde and LZ5. At the LaRonde mine, 29% of the production mucking was done in automated mode with operators based on surface. At the LZ5 mine, 21% of the production mucking and hauling was done in automated mode with operators based on surface

•	Production from the West mine area at the LaRonde mine continues to perform above plan. In the second quarter of 2021, the production rate averaged 1,478 tpd compared to a target of 1,150 tpd, which resulted in over 30% of the gold produced by the LaRonde Complex being sourced from the West mine. In the second half of 2021, approximately 20-25% of the gold is expected to be sourced from the West mine area

•	The LZ5 mine had another strong quarter with a production rate of 3,140 tpd, above the expected rate of 3,020 tpd, driven primarily by the continuing optimization of production from automated equipment. The Company is targeting to maintain this production rate in the second half of 2021

•	As part of ongoing stakeholder engagement, the Company is in advanced discussions with First Nations groups concerning a collaboration agreement

Project Highlights

•	Dewatering of the old workings in Zone LR11-3 (which is at the past producing Bousquet 2 mine) resumed in June 2021 following the installation of a new pumping system. The development access from level 146 of the LaRonde mine towards Zone LR11-3 advanced by 337 metres in the second quarter of 2021 and is expected to reach the main ramp in the third quarter of 2021. Production activities in Zone LR11-3 are expected to begin in 2022

•	In the second quarter of 2021, track drift 9-0 was rehabilitated to the first drill station, the enlargement of track drift 215 progressed by 364 metres and exploration drift 290 advanced by 99 metres. The three exploration drifts are being developed to explore areas located one to three kilometres from surface below LZ5 and west of the 20N Zone. Initial exploration drilling is expected to commence from the drill station in track drift 9-0 in the third quarter of 2021

•	The construction of the drystack tailings facilities is progressing on schedule. The overall engineering level is now 94% complete. The filtration plant building and the thickener foundations are under construction and most of the major components have been received at June 30, 2021. The drystack tailings facility is expected to be operational by the end of 2022. Drystacking will help limit the footprint of the new tailings facility and improve the closure of the main tailings ponds

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Canadian Malartic Mine – New Quarterly Record for Tonnes Mined and Gold Produced; Odyssey Development Project Proceeding on Budget and Schedule

In June 2014, Agnico Eagle and Yamana Gold Inc. ("Yamana") acquired Osisko Mining Corporation (now Canadian Malartic Corporation) and created Canadian Malartic GP (the "Partnership"). The Partnership owns the Canadian Malartic mine in northwestern Quebec and operates it through a joint management committee. Each of Agnico Eagle and Yamana has a direct and indirect 50% ownership interest in the Partnership. All volume data in this section reflect the Company's 50% interest in the Canadian Malartic mine, except as otherwise indicated. The Odyssey underground project was approved for construction in February 2021.

Canadian Malartic Mine – Operating Statistics

All metrics exclude pre-commercial production tonnes and ounces	Three Months Ended	Three Months Ended
	June 30, 2021	June 30, 2020
Tonnes of ore milled (thousands of tonnes) (100%)	5,640	4,456
Tonnes of ore milled per day (100%)	61,978	51,743
Gold grade (g/t)	1.13	0.86
Gold production (ounces)	92,106	54,134
Production costs per tonne (C$)	$28	$23
Minesite costs per tonne (C$)	$28	$25
Production costs per ounce of gold produced ($ per ounce)	$689	$690
Total cash costs per ounce of gold produced ($ per ounce)	$657	$762

Gold production in the second quarter of 2021 increased when compared to the prior-year period primarily due to higher throughput levels and higher gold grades. The higher throughput primarily resulted from strong operational performance and continuous operation through the quarter while, in the prior-year period, the operations were suspended from March 23, 2020 to April 17, 2020 due to the Quebec Order. The higher gold grade primarily resulted from increased sourcing of ore from the higher grade Barnat pit in the second quarter of 2021 while, in the prior-year period, lower grade stockpiles were processed during the ramp-up of operations following the Quebec Order.

Production costs per tonne in the second quarter of 2021 increased when compared to the prior-year period primarily due to higher open pit production costs resulting from a higher stripping ratio, higher royalty payments due to higher realized gold prices and higher rehandling costs, partially offset by higher than anticipated deferred stripping adjustment and higher throughput levels. Production costs per ounce in the second quarter of 2021 were essentially the same when compared to the prior-year period as the reasons described above and the strengthening of the Canadian dollar against the U.S. dollar were offset by higher gold production.

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Minesite costs per tonne in the second quarter of 2021 increased when compared to the prior-year period primarily due to higher open pit production costs resulting from a higher stripping ratio and higher royalty payments due to higher realized gold prices, partially offset by higher than anticipated deferred stripping adjustment and higher throughput levels. Total cash costs per ounce in the second quarter of 2021 decreased when compared to the prior-year period primarily due to higher gold production, partially offset by the reasons described above and the strengthening of the Canadian dollar against the U.S. dollar.

Canadian Malartic Mine – Operating Statistics

All metrics exclude pre-commercial production tonnes and ounces	Six Months Ended	Six Months Ended
	June 30, 2021	June 30, 2020
Tonnes of ore milled (thousands of tonnes) (100%)	10,902	9,098
Tonnes of ore milled per day (100%)	60,232	52,861
Gold grade (g/t)	1.16	0.90
Gold production (ounces)	181,656	115,923
Production costs per tonne (C$)	$28	$25
Minesite costs per tonne (C$)	$28	$26
Production costs per ounce of gold produced ($ per ounce)	$655	$742
Total cash costs per ounce of gold produced ($ per ounce)	$637	$747

Gold production in the first six months of 2021 increased when compared to the prior-year period primarily due to higher gold grades and higher throughput. The higher throughput primarily resulted from strong operational performance and continuous operation through the first six months of 2021 while, in the prior-year period, the operations were suspended from March 23, 2020 to April 17, 2020 due to the Quebec Order. The higher gold grade primarily resulted from increased sourcing of ore from the higher grade Barnat pit in the first six months of 2021 while, in the prior-year period, lower grade stockpiles were processed during the ramp-up of operations following the Quebec Order.

Production costs per tonne in the first six months of 2021 increased when compared to the prior-year period primarily due to higher open pit production costs resulting from a higher stripping ratio, partially offset by higher throughput and higher than anticipated deferred stripping adjustment. Production costs per ounce in the first six months of 2021 decreased when compared to the prior-year period primarily due to higher gold production, partially offset by higher production costs per tonne and the strengthening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne in the first six months of 2021 increased when compared to the prior-year period primarily due to a higher stripping ratio at the Barnat pit, partially offset by higher throughput and higher than anticipated deferred stripping adjustment. Total cash costs per ounce in the first six months of 2021 decreased when compared to the prior-year period primarily due to higher gold production, partially offset by higher minesite cost per tonne and the strengthening of the Canadian dollar against the U.S. dollar.

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Operational Highlights

•	In the second quarter of 2021, the operation achieved one of its best quarters in terms of health and safety

•	On June 10, 2021, Canadian Malartic received two distinction awards from the Quebec Mining Association for the marketing and communication strategies related to the mine's campaigns on safety and community relations

•	On June 14, 2021, Canadian Malartic received its Cyanide Code certification

•	The mine had another strong quarter, achieving the best quarter for tonnage mined at 18.3 million tonnes. The Canadian Malartic pit provided approximately 60% of the ore in the second quarter of 2021 and is expected to continue driving production in 2021. Mining flexibility remains limited due to a reduced footprint and higher density of underground openings, increasing the demand for remote activities. At the Barnat pit, the overburden removal was completed in April 2021 and the excavation of the south pushback related to the optimized pit design has started

•	The mill continued to perform well above target processing 5,638,693 tonnes (61,978 tpd on a 100% basis) in the second quarter of 2021, helped by the softer ground conditions at Barnat

Project Highlights

Canadian Malartic:

•	Tailings disposal is expected to transition to in-pit deposition once mining in the Canadian Malartic pit is completed in 2023. The Canadian Malartic team has evaluated options to add flexibility for tailings disposal prior to the transition by increasing current cell capacity and potentially adding new cells. Construction is expected to start on increasing tailings disposal capacity in the fourth quarter of 2021

Odyssey Project:

•	The first underground exploration drill bay was completed in the second quarter of 2021 and underground drilling started on July 7, 2021. The underground drill program will aim to define and validate the upper levels of the Odyssey South Zone and to better understand the local geology of the internal zones at Odyssey

•	The underground development is progressing ahead of schedule and at lower development unit cost than anticipated. Approximately 402 linear metres of ramp development were completed in the second quarter of 2021. In the third quarter of 2021, the first production level and an exploration drift are expected to advance, as well as the excavation of the first ventilation raise

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•	The excavation of the shaft collar and the concrete lining of the first 27 metres were completed on June 8, 2021

•	The concrete raft of the headframe and the slip form pour are expected to be completed in the third quarter of 2021, while the structural steel installation is expected to start in the fourth quarter of 2021

•	All of the mechanical and electrical purchase orders for the sinking hoist and auxiliary hoist have been issued. Both hoists are expected to be delivered and installed by the fourth quarter of 2022

•	All surface construction activities are on target and shaft sinking is expected to resume in the second half of 2022 once the headframe construction and hoists installations are completed

•	Exploration Highlights – Infill drilling continues to return solid results in the core of the East Gouldie deposit, with recent results returning up to 6.3 grams per tonne ("g/t") gold over 52.0 metres at 1,109 metres depth, including 8.9 g/t gold over 21.0 metres at 1,102 metres depth. The eastern extension of the deposit continues to be tested and a new mineralized horizon was discovered approximately 400 metres south of the East Gouldie deposit and returning 3.5 g/t gold over 8.6 metres at 2,103 metres depth, demonstrating the excellent exploration upside for new discoveries in the vicinity of the Odyssey Project. For more information on the latest results see the Company's news release dated July 8, 2021.

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Goldex – Increased Mill Throughput and Lower Than Expected Costs Drive Solid Operational Performance in the Second Quarter of 2021

The 100% owned Goldex mine in northwestern Quebec began production from the M and E zones in September 2013. Commercial production from the Deep 1 Zone commenced on July 1, 2017.

Goldex Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2021	June 30, 2020
Tonnes of ore milled (thousands of tonnes)	723	533
Tonnes of ore milled per day	7,945	5,857
Gold grade (g/t)	1.66	1.48
Gold production (ounces)	34,659	23,142
Production costs per tonne (C$)	$43	$42
Minesite costs per tonne (C$)	$43	$43
Production costs per ounce of gold produced ($ per ounce)	$729	$703
Total cash costs per ounce of gold produced ($ per ounce)	$685	$727

Gold production in the second quarter of 2021 increased when compared to the prior-year period primarily due to higher mill throughput levels and higher gold grade related to the mining sequence. The higher throughput primarily resulted from continuous operation through the quarter while, in the prior-year period, the operations were suspended from March 23, 2020 to April 24, 2020 due to the Quebec Order.

Production costs per tonne in the second quarter of 2021 increased when compared to the prior-year period primarily due to the timing of inventory sales, partially offset by higher throughput. Production costs per ounce in the second quarter of 2021 increased when compared to the prior-year period primarily due to the strengthening of the Canadian dollar against the U.S. dollar, partially offset by higher gold grades.

Minesite costs per tonne in the second quarter of 2021 were the same when compared to the prior-year period. Total cash costs per ounce in the second quarter of 2021 decreased when compared to the prior-year period due to higher gold production, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Goldex Mine – Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2021	June 30, 2020
Tonnes of ore milled (thousands of tonnes)	1,450	1,190
Tonnes of ore milled per day	8,011	6,538
Gold grade (g/t)	1.65	1.63
Gold production (ounces)	69,309	57,025
Production costs per tonne (C$)	$41	$41
Minesite costs per tonne (C$)	$41	$41
Production costs per ounce of gold produced ($ per ounce)	$689	$635
Total cash costs per ounce of gold produced ($ per ounce)	$654	$626

Gold production in the first six months of 2021 increased when compared to the prior-year period primarily due to higher mill throughput levels. The higher throughput primarily resulted from continuous operation through the quarter while, in the prior-year period, the operations were suspended from March 23, 2020 to April 24, 2020 due to the Quebec Order.

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Production costs per tonne in the first six months of 2021 were the same when compared to the prior-year period. Production costs per ounce in the first six months of 2021 increased when compared to the prior-year period primarily due to the strengthening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne in the first six months of 2021 were the same when compared to the prior-year period. Total cash costs per ounce in the first six months of 2021 increased when compared to the prior-year period due to the strengthening of the Canadian dollar against the U.S. dollar.

Operational Highlights

•	In the second quarter and first six months of 2021, Goldex had strong results in terms of health and safety

•	In May 2021, Goldex completed a planned five-day shutdown for underground maintenance to change liners in the loading station silo and a concurrent seven-day shutdown at surface for maintenance to the electrical substation and the main frame of the secondary crusher

•	In the second quarter of 2021, Goldex experienced seismicity related to the mining of the Deep 1 Zone. Increased dynamic ground support in certain areas and minor adjustments to mining protocols were implemented

•	In the second quarter of 2021, production ramped up in the South Zone sector 2, with the extraction of four stopes. These initial stopes confirm the gold grade predicted by the block model and resulted in lower dilution than anticipated. Production from the higher grade South Zone is expected to increase to 750 tpd in the fourth quarter of 2021

Kirkland Lake Project – 2021 Drilling Focused on Infilling and Expanding Mineral Resources at Upper Beaver Deposit

The 100% owned Kirkland Lake project in northeastern Ontario covers approximately 25,506 hectares (approximately 35 kilometres long by 17 kilometres wide) in the prolific Kirkland Lake mining district.

The conversion and expansion drilling program at depth at the Upper Beaver deposit continues to intersect significant high-grade mineralization, further expanding the Footwall Zone. The new results include highlight intercepts such as 21.2 g/t gold and 0.67% copper over 14.8 metres at 1,190 metres depth. Robust gold intersections obtained so far in 2021 within the Footwall Zone are expected to have a significant impact on size and potentially average grade of this zone in the next mineral reserve and mineral resource estimate update. These positive drill results will be incorporated in an internal technical study which is now expected in 2022. For more information on the latest results see the Company's news release dated July 8, 2021.

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NUNAVUT REGION

Agnico Eagle considers Nunavut a politically attractive and stable jurisdiction with enormous geological potential. With the Company's Meliadine mine and Meadowbank Complex (including the Amaruq satellite deposit), together with the recently acquired Hope Bay mine and other exploration projects, Nunavut has the potential to be a strategic operating platform for the Company with the ability to generate strong gold production and cash flows over several decades.

Meadowbank Complex – Higher quarterly production due to increased mining and milling rates and higher grades with deepening of the Whale Tail pit and contribution from IVR

The 100% owned Meadowbank Complex is located approximately 110 kilometres by road north of Baker Lake in the Kivalliq District of Nunavut, Canada. The Complex consists of the Meadowbank mine and mill and the Amaruq satellite deposit, which is located 50 kilometres northwest of the Meadowbank mine. The Meadowbank mine achieved commercial production in March 2010, and mining activities at the site were completed by the fourth quarter of 2019.

The Amaruq mining operation uses the existing infrastructure at the Meadowbank minesite. Additional infrastructure has also been built at the Amaruq site. Amaruq ore is transported using long haul off-road type trucks to the mill at the Meadowbank site for processing. The Amaruq satellite deposit achieved commercial production on September 30, 2019.

Meadowbank Complex – Operating Statistics*

All metrics exclude pre-commercial production tonnes and ounces	Three Months Ended	Three Months Ended
	June 30, 2021	June 30, 2020
Tonnes of ore milled (thousands of tonnes)	879	312
Tonnes of ore milled per day	9,680	3,429
Gold grade (g/t)	3.29	1.81
Gold production (ounces)	85,551	16,417
Production costs per tonne (C$)	$137	$124
Minesite costs per tonne (C$)	$138	$143
Production costs per ounce of gold produced ($ per ounce)	$1,122	$1,735
Total cash costs per ounce of gold produced ($ per ounce)	$1,077	$2,260

*In the second quarter of 2021, the Amaruq underground project had 348 ounces of pre-commercial gold production.

In the second quarter of 2021, gold production increased when compared to the prior-year period primarily due to the higher mining rate and mill throughput, and higher grade with deepening of the pit and the contribution from the IVR open pit. The higher throughput in the second quarter of 2021 resulted from strong operational performance and good ore grinding properties while, in the prior-year period, the Complex operated at reduced levels and the mill was placed on care and maintenance until May 28, 2020 related to the implementation of measures to reduce the spread of COVID-19.

Production costs per tonne in the second quarter of 2021 increased when compared to the prior-year period primarily due to lower rehandling costs and deferred stripping adjustments and the timing of inventory sales, partially offset by higher throughput. Production costs per ounce in the second quarter of 2021 decreased when compared to the prior-year period due to higher gold production, partially offset by the reasons described above and the strengthening of the Canadian dollar against the U.S. dollar.

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Minesite costs per tonne in the second quarter of 2021 decreased when compared to the prior-year period primarily due to higher mill throughput, partially offset by lower rehandling costs and deferred stripping adjustments. Total cash costs per ounce in the second quarter of 2021 decreased when compared to the prior-year period primarily due to higher gold production and lower minesite costs per tonne, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Meadowbank Complex – Operating Statistics*

All metrics exclude pre-commercial production tonnes and ounces	Six Months Ended	Six Months Ended
	June 30, 2021	June 30, 2020
Tonnes of ore milled (thousands of tonnes)	1,803	891
Tonnes of ore milled per day	9,972	4,896
Gold grade (g/t)	3.11	2.49
Gold production (ounces)	165,516	65,758
Production costs per tonne (C$)	$129	$178
Minesite costs per tonne (C$)	$134	$171
Production costs per ounce of gold produced ($ per ounce)	$1,108	$1,792
Total cash costs per ounce of gold produced ($ per ounce)	$1,099	$1,798

*In the first six months of 2021, the Amaruq underground project had 348 ounces of pre-commercial gold production.

In the first six months of 2021, gold production increased when compared to the prior-year period primarily due to higher throughput resulting from strong operational performance, optimization of processing facility throughput and higher grade with deepening of the pit and the contribution from the IVR open pit. In the prior-year period, production activities at the Complex were reduced and the mill was put on care and maintenance from March 19, 2020 to May 28, 2020 related to the implementation of measures to reduce the spread of COVID-19.

Production costs per tonne in the first six months of 2021 decreased when compared to the prior-year period primarily due to higher mill throughput, partially offset by lower deferred stripping adjustment. Production costs per ounce in the first six months of 2021 decreased when compared to the prior-year period due to higher gold production, partially offset by lower deferred stripping adjustments and the strengthening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne in the first six months of 2021 decreased when compared to the prior-year period primarily due to the reasons described above. Total cash costs per ounce in the first six months of 2021 decreased when compared to the prior-year period due to the reasons described above.

Operational Highlights

•	A planned five-day mill shut down was completed on schedule in April 2021 to perform maintenance work and replace SAG and ball mill liners. The mill throughput rate was better than anticipated primarily due to softer ore conditions and good operational performance specifically during the break-in of the new liners

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•	This year's caribou migration had less impact on the operation than in previous years. Better preparation as well as faster migration contributed to this improvement. A number of convoys were also done, in conjunction with local stakeholders, to carry critical supplies to the Amaruq site during the migration. Given the unpredictability of the seasonal migration, the Company continues to work with government and local stakeholders to ensure that mining activities have a minimal impact on Caribou migration

•	In the second quarter of 2021, open pit production continued to achieve solid performance and the total material mined reached 10.4 million tonnes despite challenges related to the freshet and its impact on production drilling

•	In the second quarter of 2021, a slight deterioration of the Whale Tail Phase 2 north east pit wall was observed. A mitigation plan is underway which will result in a slight increase in the stripping ratio but no significant ore loss due to flexibility in the current pit design

•	The long haul truck fleet demonstrated another quarter of strong performance as a result of good mechanical availability and improved productivity, and also achieved a record monthly tonnage hauled in June with over 381,000 tonnes

•	Gold production in the second half of 2021 is expected to be higher than in the first half of 2021 but it could be negatively affected by revisions to the mining plan. Pit design at IVR as well as the mining sequence at Whale Tail are being reviewed following recent delineation drilling results and some mining capacity will also be redirected from Whale Tail phase 1 to phase 2 and 3 in order to improve production flexibility in the coming years

Underground Project Highlights

•	Underground development performance was ahead of plan in the second quarter of 2021. Ore is now exposed on the 290-197 level first ore drift resulting in pre-commercial production of 348 ounces of gold. The ore drift on the 320-197 level is now started

•	The first Alimak development from surface to level 230 was completed on May 6, 2021 and the egress construction was completed on June 23, 2021

•	The engineering and procurement activities for the underground infrastructure, including the main ventilation system, the underground maintenance shop and the cemented rockfill plant, are on target to be ready for production which is expected in the first half of 2022

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Meliadine Mine – New Monthly Records Set in May 2021 for Mill Throughput and Gold Production

Located near Rankin Inlet in the Kivalliq District of Nunavut, Canada, the Meliadine project was acquired in July 2010. The Company owns 100% of the 111,358-hectare property. In February 2017, the Company's Board of Directors approved the construction of the Meliadine project and commercial production was declared on May 14, 2019.

Meliadine Mine – Operating Statistics*

All metrics exclude pre-commercial production tonnes and ounces	Three Months Ended	Three Months Ended
	June 30, 2021	June 30, 2020
Tonnes of ore milled (thousands of tonnes)	324	337
Tonnes of ore milled per day**	4,585	3,703
Gold grade (g/t)	7.48	5.66
Gold production (ounces)	87,641	59,375
Production costs per tonne (C$)	$211	$251
Minesite costs per tonne (C$)	$222	$246
Production costs per ounce of gold produced ($ per ounce)	$628	$1,033
Total cash costs per ounce of gold produced ($ per ounce)	$616	$1,051

*In the second quarter of 2021, the Tiriganiaq open pit had 9,053 ounces of pre-commercial gold production.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 71 days in the second quarter of 2021

Gold production in the second quarter of 2021 increased when compared to the prior-year period primarily due to higher gold grades as ore was increasingly sourced from the higher-grade RP3 horizon which returned higher grade than anticipated. In the prior-year period, the minesite operated at reduced levels in April and May as a result of measures taken to reduce the spread of COVID-19 and the mill processed mostly lower grade stockpiles.

Production costs per tonne in the second quarter of 2021 decreased when compared to the prior-year period due to higher throughput and the timing of inventory, partially offset by higher underground maintenance costs and site services costs. Production costs per ounce in the second quarter of 2021 decreased when compared to the prior-year period due to lower production costs per tonne and higher gold grades, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne in the second quarter of 2021 decreased when compared to the prior-year period primarily due to higher throughput. Total cash costs per ounce in the second quarter of 2021 decreased when compared to the prior-year period due to higher gold grades and lower minesite costs per tonne, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

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Meliadine Mine – Operating Statistics*

All metrics exclude pre-commercial production tonnes and ounces	Six Months Ended	Six Months Ended
	June 30, 2021	June 30, 2020
Tonnes of ore milled (thousands of tonnes)	662	644
Tonnes of ore milled per day**	4,598	3,538
Gold grade (g/t)	7.47	6.45
Gold production (ounces)	175,644	129,350
Production costs per tonne (C$)	$219	$243
Minesite costs per tonne (C$)	$220	$244
Production costs per ounce of gold produced ($ per ounce)	$653	$894
Total cash costs per ounce of gold produced ($ per ounce)	$622	$915

*Pre-commercial production in the first six months of 2021 from the Tiriganiaq deposit was 17,176 ounces of gold.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 144 days in the first six months of 2021.

Gold production in the first six months of 2021 increased when compared to the prior-year period primarily due to higher grades as expected based on the mining sequence and higher throughput as Meliadine delivered a strong performance with the processing rate at approximately 4,600 tpd. In the prior-year period, the Meliadine processing plant was negatively affected by a failure of the crusher apron feeder resulting in lower throughput levels in the first quarter of 2020 and by reduced operating rates related to measures taken to reduce the spread of COVID-19 in the second quarter of 2020.

Production costs per tonne in the first six months of 2021 decreased when compared to the prior-year period due to higher throughput and the timing of inventory. Production costs per ounce in the first six months of 2021 decreased when compared to the prior-year period due to lower production costs per tonne and higher gold grades, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne in the first six months of 2021 decreased when compared to the prior-year period primarily due to the reasons described above. Total cash costs per ounce in the first six months of 2021 decreased when compared to the prior-year period due to lower minesite costs per tonne and higher gold grade, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Operational Highlights

•	A planned four-day mill shut down was completed in April 2021 to perform maintenance work on the SAG feed end outer liners and discharge grates

•	The strong operational performance that was established in the first quarter of 2021 was maintained in the second quarter of 2021, while also achieving record quarterly performance in health and safety since the start of operations

•	Both the underground and open pit mines produced at expected levels despite the impact from the early caribou migration. Processed ore was on target at an average rate of approximately 4,600 tpd for the quarter and record throughput rate and payable gold production in a month were established in May at 5,178 tpd and 35,810 ounces, respectively. Average throughput levels are expected to remain stable at 4,600 tpd in the third quarter of 2021 and reach 4,800 tpd in the fourth quarter of 2021

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•	The open pit water storage was completed in June 2021 with the successful excavation of the Tiriganiaq pit 2. In addition to being a source of ore, the pit provides 1.6 million cubic metres of storage capacity for saline water, sufficient to last for multiple years based on currently anticipated storage needs

•	Phase 2 mill expansion work is progressing as planned, with environmental fieldwork, engineering studies and consultations ongoing

Water Management Update

•	Approval of the water license amendment was received on June 30, 2021, which secures the planned surface contact water management and freshwater consumption for the operation

•	Waterline Activities – permitting activities in connection with the saline water discharge line are continuing. The public hearing was held on June 17, 2021 and all outstanding issues have been successfully resolved. The application is now being reviewed by the Nunavut Impact Review Board and a final decision is expected in the third quarter of 2021

•	For all applications, the Company is committed to continuing to pursue consultation and collaboration opportunities with the local community and Nunavut groups and appreciates the efforts made by all to engage with the Company in light of the challenges that have been caused by COVID-19

Exploration Highlights

Exploration and conversion drilling is ramping up close to existing deposits and in the surrounding region. Recent drilling at depth in the Pump deposit demonstrates the excellent potential to increase mineral resources with intercepts such as 22.6 g/t gold over 4.2 metres at 508 metres depth, approximately 250 metres below the current mineral resource envelope. Regional exploration has resumed between the Tiriganiaq and Discovery deposits, encountering interesting results on the Aquarius occurrence such as 21.7 g/t gold over 3.5 metres at 93 metres depth. For more information on the latest results see the Company's news release dated July 8, 2021.

Hope Bay Mine – Increased Mill Throughput Results in Higher Gold Production and Lower Costs

Located in the Kitikmeot District of Nunavut, Canada, approximately 125 kilometres southwest of Cambridge Bay, the Hope Bay mine was acquired in February 2021. The Company owns 100% of the 205,171-hectare property which includes the Hope Bay and Elu greenstone belts. The 80-kilometre long Hope Bay greenstone belt hosts three gold deposits (Doris, Madrid and Boston) with historical mineral reserves and mineral resources and over 90 regional exploration targets. At the time the Hope Bay mine was acquired, construction at the Doris deposit was complete and commercial production had been achieved in the second quarter of 2017. In 2021, the Company expects to continue mining at the Doris deposit while undertaking optimization efforts. The Doris mill facility, with a design capacity of approximately 2,000 tpd, is currently being operated with a three week on and a three week off rotation. The Company has initiated a property wide exploration program and is evaluating the Madrid and Boston deposits for future production.

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Hope Bay Mine – Operating Statistics

	Three Months Ended	Six Months Ended
	June 30, 2021	June 30, 2021*
Tonnes of ore milled (thousands of tonnes)	95	134
Tonnes of ore milled per day	1,044	899
Gold grade (g/t)	8.92	9.46
Gold production (ounces)	25,308	37,567
Production costs per tonne (C$)	$225	$387
Minesite costs per tonne (C$)	$299	$317
Production costs per ounce of gold produced ($ per ounce)	$695	$1,109
Total cash costs per ounce of gold produced ($ per ounce)	$915	$919

*All metrics are for the period from February 2, 2021 to June 30, 2021.

Gold production in the second quarter of 2021 at Hope Bay was 25,308 ounces, with production costs per tonne of C$225, production costs per ounce of $695, minesite costs per tonne of C$299 and total cash costs per ounce of $915.

Gold production in the first six months of 2021 at Hope Bay was 37,567 ounces, with production costs per tonne of C$387, production costs per ounce of $1,109, minesite costs per tonne of C$317 and total cash costs per ounce of $919. All metrics for the first six months of 2021 are from February 2, 2021 to June 30, 2021.

Operational Highlights

•	In the second quarter of 2021, following upgrades to the water treatment plant and to the underwater diffuser, the operation resumed the discharge of saline water to Roberts Bay

•	The Hope Bay mill delivered strong performance in the second quarter of 2021 resulting in gold production above forecast and at lower than anticipated costs. A thorough clean-up and optimization of the plant contributed to stabilizing the circuit and achieving a steady state in the operating cycle, which resulted in recoveries maintained above 90% and an increase in throughput. The mill is still operating on a three weeks on, three weeks off basis

•	At the mine, lateral development progressed on target, averaging 370 metres per month, and is expected to increase to 400 metres per month in the second half of 2021

•	Ore development in the DCN Zone started in May 2021, followed by definition drilling in July 2021. A portable cemented rockfill plant is expected to be delivered on the sealift and be operational in the fourth quarter of 2021, in time for the ramp up of production in the DCN Zone. Full access to the DCN Zone in the later part of the year is expected to increase underground productivity but lower the average grade

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•	The Company is reviewing and implementing several low-cost optimization opportunities designed to improve milling operations. The conversion of the detox holding tank to an additional leach tank was completed in May 2021. Other opportunities include the addition of leach tank capacity

•	Quarterly production guidance for Hope Bay is unchanged at approximately 18,000 to 20,000 ounces of gold at total cash costs per ounce of $950 to $975 and AISC per ounce of $1,525 to $1,575

Exploration Highlights

Exploration activity is ramping up with a total of seven drill rigs now operating on the Doris and Madrid deposits. Recent results at Doris confirm the potential to expand the BTD Extension Zone (currently being mined), with results including: 10.9 g/t gold over 2.5 metres at 309 metres depth, potentially expanding the zone 100 metres north of the current mineral reserve limits; and 12.0 g/t gold over 7.1 metres at 282 metres depth in the West Valley Zone, potentially extending the zone along plunge by 75 metres from the current mineral reserve outline. The results confirm the potential to expand zones currently being mined at Doris while drilling is ramping up at Madrid. For more information on the latest results see the Company's news release dated July 8, 2021.

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FINLAND

Agnico Eagle's Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company's largest mineral reserves. The expansion of the Kittila mill to 2.0 million tonnes per annum was completed in the fourth quarter of 2020. An underground shaft is under construction and is expected to be commissioned in 2022. Exploration activities continue to expand the mineral reserves and mineral resources at the Kittila mine. Near mine exploration remains the main focus as the deposit remains open at depth and laterally.

Kittila – New Mill Tonnage Records in April and May; Quarterly Production Affected by Lower Grades and Reduced Throughput in June

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine – Operating Statistics
	Three Months Ended	Three Months Ended
	June 30, 2021	June 30, 2020
Tonnes of ore milled (thousands of tonnes)	483	500
Tonnes of ore milled per day	5,308	5,495
Gold grade (g/t)	3.96	4.38
Gold production (ounces)	53,263	60,623
Production costs per tonne (EUR)	€83	€78
Minesite costs per tonne (EUR)	€83	€78
Production costs per ounce of gold produced ($ per ounce)	$900	$710
Total cash costs per ounce of gold produced ($ per ounce)	$913	$717

Gold production in the second quarter of 2021 decreased when compared to the prior-year period primarily due to lower grades as anticipated by the mining sequence and lower throughput as the mill completed a planned eleven-day shutdown for regular maintenance on the autoclave.

Production costs per tonne in the second quarter of 2021 increased when compared to the prior-year period primarily due to higher maintenance costs at the mine and mill and lower throughput levels, partially offset by reduced contractor usage for development and haulage. Production costs per ounce in the second quarter of 2021 increased when compared to the prior-year period due to the lower gold production, higher production costs per tonne and the strengthening of the Euro against the U.S. dollar.

Minesite costs per tonne in the second quarter of 2021 increased when compared to the prior-year period primarily due to the reasons described above. Total cash costs per ounce in the second quarter of 2021 increased when compared to the prior-year period due to the reasons described above.

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Kittila Mine – Operating Statistics
	Six Months Ended	Six Months Ended
	June 30, 2021	June 30, 2020
Tonnes of ore milled (thousands of tonnes)	977	920
Tonnes of ore milled per day	5,398	5,055
Gold grade (g/t)	4.17	4.30
Gold production (ounces)	113,979	109,920
Production costs per tonne (EUR)	€83	€85
Minesite costs per tonne (EUR)	€83	€82
Production costs per ounce of gold produced ($ per ounce)	$848	$789
Total cash costs per ounce of gold produced ($ per ounce)	$852	$759

Gold production in the first six months of 2021 increased when compared to the prior-year period primarily due to higher throughput resulting from the ramp-up of the Kittila mill to its expanded capacity of 2 million tonnes per annum, partially offset by a planned eleven-day shutdown for regular maintenance on the autoclave and lower gold grades, as anticipated by the mining sequence.

Production costs per tonne in the first six months of 2021 decreased when compared to the prior-year period primarily due to the timing of inventory and reduced contractor usage for development and haulage, partially offset by higher maintenance and site administration costs. Production costs per ounce in the first six months of 2021 increased when compared to the prior-year period due to the strengthening of the Euro against the U.S. dollar, partially offset by the timing of inventory sales.

Minesite costs per tonne in the first six months of 2021 were essentially the same when compared to the prior-year period as the higher site administration and maintenance costs were offset by the reduced contractor usage for development and haulage. Total cash costs per ounce in the first six months of 2021 increased when compared to the prior-year period due to the strengthening of the Euro against the U.S. dollar and lower gold grades.

Operational Highlights

•	In June 2021, a planned 11-day shutdown at the Kittila mill for the regular yearly maintenance on the autoclave was completed a day ahead of schedule, allowing for a prompt resumption of operations

•	The momentum established in the first quarter of 2021 at the mill continued in the second quarter of 2021, achieving three months of record mill feed volume from March to May 2021. Volumes increased mainly due to successful tertiary crushing and the optimization of the grinding media

•	Similarly, the underground quarterly ore production remained strong in the second quarter of 2021 at 537,000 tonnes, the second best quarter in the mine's history

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•	The Company is targeting to implement a 5G network on surface and in certain underground production areas in 2021. The 5G network will secure Kittila's IT backbone and is expected to further enhance the possibilities to implement high level of automation technologies to the underground operations

Project Highlights

•	The Kittila shaft project is 91% complete which is below forecast. The delay is being caused by the impacts of COVID-19 travel restrictions on the shaft sinking contractor. The Company's efforts to return to previously expected advancement rates resulted in improved performance in the second quarter of 2021. The shaft commissioning is now expected to be in the second half of 2022. The overall project costs remain within the previously disclosed estimated range of €190 to €200 million

•	The expansion project at the Kittilä mine reached an important milestone on June 14, 2021 with the commissioning of the new underground rock line at levels 875 to 1000 with development rock. The rock line consist of various ore passes, feeders, crusher, conveyors, magnetic separators and silos. The rock line is expected to be fully commissioned once the main hoist is operational

Exploration Highlights

Exploration drilling in the Sisar Zone continues to show the potential to significantly expand mineral resources and mineral reserves at depth. Recent drilling has provided the deepest intercept to date at the Kittila mine, intersecting 10.7 g/t gold over 7.8 metres in the Sisar Zone at 1,957 metres depth and confirming that the Sisar Zone remains open at depth and extends significantly below the current lower limit of the mineral resources at 1,540 metres below surface. For more information on the latest results see the Company's news release dated July 8, 2021.

SOUTHERN BUSINESS REVIEW

Agnico Eagle's Southern Business operations are focused in Mexico. These operations have been a solid source of precious metals production (gold and silver) with stable operating costs and strong free cash flow since 2009.

Pinos Altos – Improved mill performance in the second quarter of 2021; Drilling at Pinos Altos Deep and Cubiro Continues to Extend Known Mineralization

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

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Pinos Altos Mine – Operating Statistics
	Three Months Ended	Three Months Ended
	June 30, 2021	June 30, 2020
Tonnes of ore processed (thousands of tonnes)	521	214
Tonnes of ore processed per day	5,725	2,352
Gold grade (g/t)	2.07	2.08
Gold production (ounces)	32,614	13,880
Production costs per tonne	$76	$85
Minesite costs per tonne	$70	$68
Production costs per ounce of gold produced ($ per ounce)	$1,206	$1,313
Total cash costs per ounce of gold produced ($ per ounce)	$849	$862

Gold production in the second quarter of 2021 increased when compared to the prior-year period primarily due to higher throughput as the minesite operated at planned levels through the period while, in the prior-year period, the operations were suspended from April 2, 2020 to May 18, 2020 as the Government of Mexico mandated the suspension of all non-essential businesses in response to the COVID-19 pandemic (the "Decree").

Production costs per tonne in the second quarter of 2021 decreased when compared to the prior-year period primarily due to higher throughput levels partially offset by higher royalty payments related to higher realized gold prices and higher stripping ratio at the Sinter open pit. Production costs per ounce in the second quarter of 2021 decreased when compared to the prior-year period due to lower production costs per tonne for the reasons described above, partially offset by the timing of the inventory.

Minesite costs per tonne in the second quarter of 2021 increased when compared to the prior-year period primarily due to higher royalty payments related to higher realized gold prices and higher stripping ratio at the Sinter open pit, partially offset by higher throughput levels. Total cash costs per ounce in the second quarter of 2021 decreased when compared to the prior-year period due to higher by-product revenues from higher average realized silver prices, partially offset by higher minesite costs per tonne for the reasons described above.

Pinos Altos Mine – Operating Statistics
	Six Months Ended	Six Months Ended
	June 30, 2021	June 30, 2020
Tonnes of ore processed (thousands of tonnes)	1,014	694
Tonnes of ore processed per day	5,602	3,813
Gold grade (g/t)	1.99	2.24
Gold production (ounces)	61,789	47,190
Production costs per tonne	$70	$78
Minesite costs per tonne	$70	$68
Production costs per ounce of gold produced ($ per ounce)	$1,155	$1,146
Total cash costs per ounce of gold produced ($ per ounce)	$844	$781

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Gold production in the first six months of 2021 increased when compared to the prior-year period primarily due to higher throughput as the minesite operated at planned levels through the period while, in the prior-year period, the operations were suspended from April 2, 2020 to May 18, 2020 as required by the Decree, partially offset by lower grades resulting from adjustments to the mine sequence in response to the challenging ground conditions at Cerro Colorado.

Production costs per tonne in the first six months of 2021 decreased when compared to the prior-year period primarily due to higher throughput and the timing of inventory, partially offset by higher royalty payments related to higher realized gold prices, higher processing costs related to higher unit costs for grinding media and higher diesel consumption to run generators during a one week power outage that affected northern Mexico in February 2021. Production costs per ounce in the first six months of 2021 increased when compared to the prior-year period due to lower gold grades, partially offset by higher throughput and the timing of the inventory.

Minesite costs per tonne in the first six months of 2021 increased when compared to the prior-year period primarily due to higher royalty payments related to higher realized gold prices and to higher processing costs for the reasons described above, partially offset by higher throughput. Total cash costs per ounce in the first six months of 2021 increased when compared to the prior-year period due to lower gold grades and higher minesite costs per tonne for the reasons described above, partially offset by higher by-product revenues from higher average realized silver prices.

Operational Highlights

•	In the second quarter of 2021, a 72-hour planned shutdown at the processing plant was completed to replace the SAG and ball mill liners and lifters and to replace the cylinder shell (due to early wear). The plant operated above forecast levels for the remainder of the quarter, which offset for the lower than anticipated gold grades

•	Approximately 48,000 tonnes of ore were mined from Sinter, contributing to the higher than planned mill throughput. Development of the Sinter deposit is progressing as per plan. The paste fill project was started in May 2021 and is expected to be ready for the fourth quarter of 2021 at which point Sinter is expected to achieve its full production capacity

Project Highlights

•	At the Cubiro deposit, additional resources as well as the installation of a temporary generator and improvements to ventilation and pumping systems helped increase the development productivity in the second quarter of 2021. The Cubiro ramp development is on schedule for the first six months of 2021. The permanent powerline and waterline construction are underway and expected to be completed in the fourth quarter of 2021. The development of Cubiro is expected to provide additional production flexibility to the Pinos Altos operations

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•	At Reyna de Plata East, the permitting process continues to be on track. Environmental impact studies and the approval for the land use change are ongoing. The tree cutting and site preparation activities are underway

Drilling at Cubiro and Pinos Altos Deep Confirms and Extends High-Grade Gold Mineralization

Exploration drilling in the first half of 2021 focused on two targets: the Cubiro deposit, located nine kilometres northwest of the Pinos Altos mine site; and multiple gold deposits in the western depths of the Pinos Altos mine, as part of the Pinos Altos Deep project. The Company drilled 57 exploration holes (14,009 metres) on the Pinos Altos property in the first half of 2021, comprised of 22 holes (5,742 metres) at Cubiro, 10 holes (2,811 metres) at Reyna de Plata and 25 holes (5,456 metres) at Pinos Altos Deep.

Exploration results from Pinos Altos were last reported in the Company's news release dated February 11, 2021.

At Cubiro, drilling focused on evaluating the westernmost lateral and upward projection of the central portion of main Cubiro corridor. Exploration was also conducted to confirm and extend the North Cubiro structure laterally and at depth.

At the Pinos Altos Deep project, exploration and step out holes were drilled in the easternmost extension of Santo Niño deposit, with the aim of intersecting the structure 150 metres below the lowest production level, and holes were drilled in the lateral and down-dip projection of the Oberon de Weber deposit approximately 50 metres below the lowest production level.

Selected recent intercepts from drilling at the Cubiro deposit and the Santo Niño, Oberon de Weber and Cerro Colorado deposits at the Pinos Altos mine are set out in the table and composite longitudinal sections below.

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Selected recent exploration drill results from the Cubiro deposit and the Santo Niño, Oberon de Weber and Cerro Colorado deposits at the Pinos Altos mine

Drill hole	Deposit	From (m)	To (m)	Depth of midpoint below surface (m)	Estimated true width (m)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)
CBUG20-116	Cubiro	40.7	50.1	263	9.3	3.0	2.3	6	6
including		44.2	47.8	264	3.5	6.2	4.4	13	13
CBUG20-117	Cubiro	112.8	121.9	223	7.9	1.5	1.5	39	39
including		112.8	115.1	225	2.0	3.9	3.9	108	105
CBUG20-118	Cubiro	107.4	112.3	225	3.8	2.2	2.2	14	14
and		132.0	141.2	198	7.2	3.1	3.1	29	29
and		144.6	159.9	178	12.1	1.9	1.9	20	20
including		144.6	150.9	182	5.0	3.0	3.0	23	23
CBUG20-119	Cubiro	68.9	81.3	307	12.0	1.9	1.9	10	10
including		76.3	78.9	303	2.5	4.3	4.3	5	5
CBUG21-139	Cubiro	91.6	97.5	327	2.8	5.9	5.3	11	11
including		92.7	96.0	324	1.5	9.3	8.3	13	13
CBUG21-140	Cubiro	208.2	215.8	277	7.2	8.0	4.1	66	54
including		208.2	212.6	277	4.2	13.3	6.6	106	86
CBUG21-144	Cubiro	234.0	244.5	151	6.5	2.0	2.0	17	17
and		250.3	258.6	150	5.1	4.5	4.5	30	30
UG20-174	Cerro Colorado	51.0	57.0	552	4.0	0.9	0.9	42	42
and		128.7	135.0	660	2.9	2.1	2.1	31	31
UG20-178	Santo Niño	58.5	63.0	610	3.7	3.0	3.0	81	81
and		82.0	94.8	647	10.4	4.1	4.1	32	32
UG20-181	Santo Niño	40.0	55.0	587	12.7	0.9	0.9	25	25
including		52.0	55.0	591	2.5	3.1	3.1	35	35
and		116.2	119.0	685	2.4	1.1	1.1	44	44
UG21-191	Oberon de Weber	34.8	42.0	201	4.8	1.8	1.8	79	79
and		179.7	213.0	279	21.4	1.3	1.3	45	45
including		181.5	195.0	274	8.7	2.3	2.3	84	84
UG21-192	Santo Niño	48.0	73.6	664	19.6	2.3	2.3	75	68
including		55.5	58.0	662	2.0	9.9	9.5	266	200
including		62.9	73.6	671	8.2	2.6	2.6	85	85
and		80.5	105.0	703	18.8	0.8	0.8	49	49
UG21-193	Santo Niño	162.0	175.7	754	5.8	1.8	1.8	25	25
including		163.1	166.5	742	1.4	5.0	5.0	39	39
UG21-196	Oberon de Weber	93.8	113.0	285	13.6	6.0	4.4	146	128
including		99.9	109.7	284	6.9	11.0	7.9	230	195

Cut-off value 0.30 g/t gold, maximum 3.0 metres internal dilution.

*Holes at the Cubiro satellite deposit use a capping factor of 10 g/t gold and 200 g/t silver.

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[Pinos Altos Mine – Cubiro and Pinos Altos Composite Longitudinal Sections]

At the Cubiro deposit, drilling from the underground ramp intersected high-grade gold mineralization in the North Cubiro structure in a series of parallel veins that provide an opportunity to further explore laterally to the east and from ramp level to surface. Highlight hole CBUG21-140 intersected 4.1 g/t gold and 54 g/t silver over 7.2 metres at 277 metres depth, including 6.6 g/t gold and 86 g/t silver over 4.2 metres at 277 metres depth, and extended mineralization by approximately 160 metres outside the current mineral resource.

In the Cubiro Central zone, drilling intersected the projection of the main structure and extended it by approximately 100 metres to the west, with hole CBUG21-144 intersecting 2.0 g/t gold and 17 g/t silver over 6.5 metres at 151 metres depth and 4.5 g/t gold and 30 g/t silver over 5.1 metres at 150 metres depth.

At the Pinos Altos Deep project, drilling into the deep projection of the Santo Niño structure confirmed the continuity of high-grade gold mineralization by approximately 250 metres to the east and 150 metres below the lowest production level. Highlight hole UG21-192 intersected 2.3 g/t gold and 68 g/t silver over 19.6 metres at 664 metres depth, including 9.5 g/t gold and 200 g/t silver over 2.0 metres at 662 metres depth.

Initial deep exploration drilling of the Oberon de Weber deposit identified a possible extension of the structure to the west approximately 100 to 150 metres below the lowest production levels. Highlight hole UG21-196 intersecting 4.4 g/t gold and 128 g/t silver over 13.6 metres at 285 metres depth, including 7.9 g/t gold an 195 g/t silver over 6.9 metres at 285 metres depth.

The program to date at Pinos Altos Deep is confirming narrow high-grade gold mineralization within broader, low-grade mineralization, further demonstrating the potential to add to the mine's mineral reserves.

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During 2021 at Pinos Altos, the Company expects to spend $3.9 million for 20,000 metres of exploration drilling that will include conversion drilling at the Pinos Altos mine, and further exploration work at Cubiro, the Pinos Altos Deep project and Reyna East.

Creston Mascota – Residual Leaching Yields Better Than Expected Recoveries; Production to Cease in September

The Creston Mascota heap leach open pit mine operated as a satellite operation to the Pinos Altos mine from late 2010 until open pit ore was depleted during the third quarter of 2020; residual gold leaching is now expected to continue into the third quarter of 2021.

Creston Mascota Mine – Operating Statistics
	Three Months Ended	Three Months Ended
	June 30, 2021	June 30, 2020
Tonnes of ore processed (thousands of tonnes)	—	126
Tonnes of ore processed per day	—	1,385
Gold grade (g/t)	—	1.73
Gold production (ounces)	3,228	9,646
Production costs per tonne	$—	$76
Minesite costs per tonne	$—	$74
Production costs per ounce of gold produced ($ per ounce)	$622	$995
Total cash costs per ounce of gold produced ($ per ounce)	$341	$694

With production coming only from residual leaching since the start of 2021, gold production decreased in the second quarter of 2021 when compared to the prior-year period. No ore was stacked on the heap leach and thus no production costs per tonne or minesite costs per tonne are reported. Minor residual leaching is expected to continue into the third quarter of 2021 and cease by the end of the quarter.

In the second quarter of 2021, production costs per ounce decreased when compared to the prior-year period primarily due to lower overall costs as only residual heap leach and site administration costs remain. Total cash costs per ounce in the second quarter of 2021 decreased when compared to the prior-year period due to the reasons described above and higher by-product revenues from higher realized silver prices.

Creston Mascota Mine – Operating Statistics
	Six Months Ended	Six Months Ended
	June 30, 2021	June 30, 2020
Tonnes of ore processed (thousands of tonnes)	—	338
Tonnes of ore processed per day	—	1,857
Gold grade (g/t)	—	2.45
Gold production (ounces)	7,480	27,830
Production costs per tonne	$—	$63
Minesite costs per tonne	$—	$62
Production costs per ounce of gold produced ($ per ounce)	$592	$770
Total cash costs per ounce of gold produced ($ per ounce)	$257	$517

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With production coming only from residual leaching since the start of 2021, gold production decreased in the first six months of 2021 when compared to the prior-year period. No ore was stacked on the heap leach and thus no production costs per tonne or minesite costs per tonne are reported.

In the first six months of 2021, production costs per ounce decreased when compared to the prior-year period primarily due to lower overall costs as only residual heap leach and site administration costs remain. Total cash costs per ounce in the first six months of 2021 decreased when compared to the prior-year period due to the reasons described above.

In the second quarter of 2021, the major closure activities progressed according to plan. On water management, the diversion channels at El Castor are completed and the modelling for long term water management is underway. The smoothing of the slopes at the La Canada rock storage facility are well advanced. Re-vegetation work at the La Canada, El Castor and Las Chivas rock storage facilities has also started.

La India – Low Water Availability Resulted in Lower Than Expected Quarterly Gold Output; Production Levels Expected to Normalize with Onset of Rainy Season in the Third Quarter of 2021

The 100% owned La India mine in Sonora, Mexico, located approximately 70 kilometres northwest of the Company's Pinos Altos mine, achieved commercial production in February 2014.

La India Mine – Operating Statistics
	Three Months Ended	Three Months Ended
	June 30, 2021	June 30, 2020
Tonnes of ore processed (thousands of tonnes)	1,745	776
Tonnes of ore processed per day	19,176	8,527
Gold grade (g/t)	0.46	0.65
Gold production (ounces)	4,712	16,879
Production costs per tonne	$4	$20
Minesite costs per tonne	$4	$18
Production costs per ounce of gold produced ($ per ounce)	$1,376	$914
Total cash costs per ounce of gold produced ($ per ounce)	$1,350	$833

Gold production in the second quarter of 2021 decreased when compared to the prior-year period primarily due to reduced irrigation of the heap leach resulting from low local water availability and from lower grades, partially offset by higher ore stacking (in the prior year period, the operations were suspended from April 2, 2020 to May 18, 2020 as required by the Decree).

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Production costs per tonne in the second quarter of 2021 decreased when compared to the prior-year period primarily due to the build-up of heap leach ore inventory resulting from reduced irrigation of the heap leach. Production costs per ounce in the second quarter of 2021 increased when compared to the prior-year period due to lower gold production, partially offset by the reasons described above.

Minesite costs per tonne in the second quarter of 2021 decreased when compared to the prior-year period primarily due to the build-up of heap leach ore inventory resulting from reduced irrigation of the heap leach. Total cash costs per ounce in the second quarter of 2021 increased when compared to the prior-year period due to lower gold production, partially offset by lower minesite costs per tonne.

La India Mine – Operating Statistics
	Six Months Ended	Six Months Ended
	June 30, 2021	June 30, 2020
Tonnes of ore processed (thousands of tonnes)	3,387	2,310
Tonnes of ore processed per day	18,713	12,692
Gold grade (g/t)	0.45	0.71
Gold production (ounces)	21,745	39,805
Production costs per tonne	$7	$15
Minesite costs per tonne	$7	$14
Production costs per ounce of gold produced ($ per ounce)	$1,040	$891
Total cash costs per ounce of gold produced ($ per ounce)	$1,026	$802

Gold production in the first six months of 2021 decreased when compared to the prior-year period primarily due to reduced irrigation of the heap leach starting in March 2021 resulting from low local water levels and lower grades, partially offset by higher ore stacking (in the prior-year period, the operations were suspended from April 2, 2020 to May 18, 2020 as required by the Decree).

Production costs per tonne in the first six months of 2021 decreased when compared to the prior-year period primarily due to the build-up of heap leach ore inventory resulting from reduced irrigation of the heap leach, the timing of inventory and by higher stacking rates. Production costs per ounce in the first six months of 2021 increased when compared to the prior-year period due to lower gold production partially offset by the reasons described above.

Minesite costs per tonne in the first six months of 2021 decreased when compared to the prior-year period primarily due to the build-up of heap leach ore inventory resulting from reduced irrigation of the heap leach and by higher stacking rates. Total cash costs per ounce in the first six months of 2021 increased when compared to the prior-year period due to lower gold production partially offset by the reasons described above.

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Operational Highlights

•	Irrigation of the heap leach pads was reduced starting in early 2021 to manage the low water levels at the minesite that resulted from low rainfall in the La India region in 2020 and early 2021. The accumulated fresh ore without irrigation is approximately 2.4 million tonnes at a gold grade of 0.46 g/t (or approximately 35,626 ounces of gold)

•	The procurement and installation of the equipment required for the upgrade of the water pumping system at Chipriona were completed in early July. The system is ready to operate and rebuild the water reserves with the start of the rainy season

•	An irrigation plan has been established to gradually saturate the fresh ore stacked in the first six months of 2021 that has not yet been irrigated. The plan is expected to result in a gradual re-build of the pregnant solution and subsequent gold production. With the onset of the rainy season in June 2021, leaching activities are expected to return to more normalized levels by the end of the third quarter of 2021 and to exceed the prior forecast in the fourth quarter of 2021

Project Highlights

•	The La India heap leach pad construction phase III (North Zone pit) is approximately 90% complete and it is expected to be completed in the third quarter of 2021

•	El Realito road construction (3.7 kilometres) started in the second quarter of 2021 and is expected to provide access to start the pre-stripping activities at the end of the third quarter of 2021. The construction of the haulage road is expected to be completed by year-end

Regional Exploration at La India Remains Focused on Chipriona Deposit and Other Sulphide Opportunities

In regional exploration at La India in the first half of 2021, the Company continued its program of infill and step-out drilling of the gold- and silver-rich Chipriona polymetallic sulphide deposit and associated mineralized veins within the 3.2-kilometre-long Chipriona structural corridor as well as other sulphide targets near the La India oxide gold operations. The Chipriona deposit is located approximately one kilometre north of the La India mine.

At December 31, 2020, the Chipriona open pit deposit had indicated mineral resources of 44,000 ounces of gold, 2.0 million ounces of silver and 16,600 tonnes of zinc (1.3 million tonnes grading 1.08 g/t gold, 49.81 g/t silver and 1.31% zinc) and inferred mineral resources of 278,000 ounces of gold, 31.1 million ounces of silver and 103,900 tonnes of zinc (12.8 million tonnes grading 0.68 g/t gold, 75.59 g/t silver and 0.81% zinc).

Exploration results from Chipriona were last reported in the Company's news release dated February 11, 2021.

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In the first half of 2021, the Company drilled 153 holes totalling 17,175 metres into shallow, open-pit targets at the La India Complex, comprised of 54 holes (8,913 metres) at Chipriona, 57 holes (4,995 metres) at the El Realito deposit and 42 holes (3,267 metres) at the Main Zone deposit.

Selected recent drill intercepts from the Chipriona deposit are set out in the table and plan map below. The drill hole coordinates are set out in the Appendix of this news release.

Selected recent drill intercepts from the Chipriona deposit at La India property

Drill Hole	From (m)	To (m)	Depth of midpoint below surface (m)	Estimated true width (m)	Gold grade (g/t) (uncapped)	Silver grade (g/t) (uncapped)	Zinc grade (%)	Lead grade (%)
CHP21-05	82.0	96.0	53	12.1	2.2	151	0.4	0.6
and	99.0	112.0	62	11.3	2.5	624	0.3	3.1
and	153.0	163.0	97	8.7	2.3	288	4.0	0.8
and	178.8	195.0	130	14.0	1.7	83	0.6	0.5
CHP21-09	204.0	210.6	164	5.9	0.5	284	1.6	0.8
CHP21-12	24.0	28.0	33	3.5	1.5	201	1.1	0.6
CHP21-26	4.0	39.3	20	28.9	0.6	70	2.0	1.2
including	14.0	22.0	17	6.6	0.7	79	3.6	1.6
CHP21-27	65.2	84.0	70	17.0	0.7	188	3.5	2.1
and	113.4	123.6	110	9.2	0.7	358	0.6	0.9
CHP21-29	75.8	78.8	66	2.3	2.7	637	0.5	0.2
CHP21-34	174.0	176.7	91	2.2	2.2	148	4.6	2.7
CHP21-42	36.6	52.2	35	14.7	1.3	176	0.3	0.4
and	75.0	81.0	49	5.6	0.3	78	0.3	0.1
CHP21-43	50.0	58.2	51	7.7	0.2	165	0.5	0.2
and	69.3	78.0	59	8.2	0.4	112	0.2	0.1
and	99.0	106.0	73	6.6	0.1	59	1.9	1.5
and	148.0	153.0	87	4.7	0.1	46	1.2	0.2
and	159.0	167.0	93	7.5	0.1	58	1.8	1.0
CHP21-44	12.0	59.0	24	44.2	0.9	57	1.3	0.7

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[La India Mine – Chipriona Geology Plan Map]

Mineral resource conversion and expansion drilling at Chipriona in the first half of 2021 focused on evaluating parallel mineralized structures within the major corridor and testing the down-dip projection of the corridor north the Chipriona pit outline.

Infill drilling in the northernmost portion of the Chipriona deposit was highlighted by hole CHP21-42 which intersected 14.7 metres grading 1.3 g/t gold and 176 g/t silver at 35 metres depth and 5.6 metres grading 0.3 g/t gold and 78 g/t silver at 49 metres depth.

In the southern portion of the Chipriona deposit, drill hole CHP21-05 intersected four wide, closely spaced mineralized vein structures at shallow depth: 12.1 metres grading 2.2 g/t gold and 151 g/t silver at 53 metres depth; 11.3 metres grading 2.5 g/t gold and 624 g/t silver at 62 metres depth; 8.7 metres grading 2.3 g/t gold, 288 g/t silver and 4.0% zinc at 97 metres depth; and 14.0 metres grading 1.7 g/t gold and 83 g/t silver at 130 metres depth.

With the continued success in conversion and step-out drilling this year at Chipriona, the Company expects an increase in mineral resources estimated at year-end 2021.

The significant polymetallic mineralization being intersected near surface at Chipriona over substantial widths continues to suggest the potential for bulk mining of lower-grade mineralization in stockwork zones that surround high-grade feeder zones.

An internal preliminary economic assessment of the Chipriona sulphide project that will include a metallurgical study is now expected to be completed in the second half of 2021.

At the La India mine property in 2021, the Company expects to spend $4.0 million for 20,000 metres of drilling to grow and infill the Chipriona polymetallic sulphide deposit and investigate other near-surface sulphide and oxide targets.

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Santa Gertrudis – 2021 Exploration Program Focused on Increasing Mineral Resources and Targeting New Discoveries

Agnico Eagle acquired its 100% interest in the Santa Gertrudis gold property in November 2017. The 44,145-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.

The property was the site of historic heap-leach operations that produced approximately 565,000 ounces of gold at a grade of 2.1 g/t gold between 1991 and 2000. The property has substantial surface infrastructure, including pre-stripped pits, haul roads, water sources and several buildings.

In the first half of 2021, drilling at Santa Gertrudis totaled 63 holes (27,693 metres) focused on advancing the Amelia, Santa Teresa, El Toro and other zones. Exploration drilling of the Amelia deposit is extending and validating the lateral continuity of high-grade gold and silver intercepts, with highlights including 2.7 g/t gold and 11 g/t silver over 33.9 metres at 395 metres depth, which includes 5.7 g/t gold and 15 g/t silver over 8.3 metres at 402 metres depth.

Drill results for the Santa Gertrudis project were last reported in the Company's news release dated July 8, 2021.

Exploration is ongoing at Santa Gertrudis with $11 million budgeted for 30,000 metres of drilling in 2021, focused on expanding the mineral resources, testing new targets and continuing metallurgical studies. The mineral resource for the project will be updated for the year-end of 2021.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Colombia. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

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Note Regarding Certain Measures of Performance

This news release discloses certain measures, including "total cash costs per ounce", "all-in sustaining costs per ounce", "minesite costs per tonne", "adjusted net income", "operating margin" and "free cash flow" that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold mining companies. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income and free cash flow, see "Reconciliation of Non-GAAP Financial Performance Measures" below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash-generating capabilities at various gold prices.

AISC per ounce of gold produced on a by-product basis are calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. The AISC per ounce of gold produced on a co-product basis is calculated in the same manner as the AISC per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. AISC per ounce is used to show the full cost of gold production from current operations. Management is aware that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce and AISC of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

The World Gold Council ("WGC") is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the AISC metric is voluntary and, notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

45

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income is calculated by adjusting the net income as recorded in the consolidated statements of income (loss) for non-recurring, unusual and other items, including foreign currency translation gains and losses, mark to market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments. Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results. Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results.

Operating margin is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by excluding the following from net income (loss) as recorded in the consolidated financial statements: Income and mining taxes expense; other expenses (income); foreign currency translation (gain) loss; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and impairment losses (reversals). The Company believes that operating margin is a useful measure that represents the operating performance of its mines associated with the ongoing production and sale of gold and by-product metals. Management uses this measure internally to plan and forecast future operating results. This measure is intended to provide investors with additional information about the Company's underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS.

46

Free cash flow is calculated by deducting additions to property, plant and mine development from cash provided by operating activities including changes in non-cash working capital balances. Management uses free cash flow to assess the availability of cash, after funding operations and capital expenditures, to operate the business without additional borrowing or drawing down on the Company's existing cash balance.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices. This news release also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

47

Forward-Looking Statements

The information in this news release has been prepared as at July 28, 2021. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward looking statements. When used in this news release, the words "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. Such statements include without limitation: statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company's future operations, including its employees and overall business; the Company's forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling results, life of mine estimates, total cash costs per ounce, AISC per ounce, minesite costs per tonne, other expenses, cash flows and free cash flow; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company's expansion plans at Kittila, Meliadine Phase 2, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof and production therefrom; statements about the Company's plans at the Hope Bay mine; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; statements regarding anticipated cost inflation and its effect on the Company's costs; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; statements regarding the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company's mine sites; statements regarding the sufficiency of the Company's cash resources; statements regarding future activity with respect to the Company's unsecured revolving bank credit facility; future dividend amounts and payment dates; and statements regarding anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2020 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2020 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites; that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex and other properties is as expected by the Company; that the Company's current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to the Meadowbank Complex, Meliadine mine and the Hope Bay mine which operate as fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company's operations and projects or other aspects of the Company's business; uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could negatively affect financial markets, including the trading price of the Company's shares and the price of gold, and could adversely affect the Company's ability to raise capital; the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde Complex and Goldex mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's currency, fuel and by-product metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

48

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities administrators' (the "CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by SEC Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 differ in certain respects from those under SEC Industry Guide 7. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies. Under the SEC's Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

49

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Daniel Paré, P.Eng., Vice-President Operations – Eastern Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Senior Vice-President, Operations – Canada and Europe; relating to Finland operations has been approved by Francis Brunet, Eng., Corporate Director, Business Strategy; relating to Southern Business operations has been approved by Marc Legault, Eng., Senior Vice-President, Operations – U.S.A. & Latin America; and relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Senior Vice-President, Exploration, each of whom is a "Qualified Person" for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle's mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Dyane Duquette, P.Geo., Corporate Director, Reserves Development of the Company; relating to mineral reserves and mineral resources at the Canadian Malartic mine and other Partnership projects such as the Odyssey project (including East Gouldie, East Malartic and Odyssey), has been approved by Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation (for engineering) and Pascal Lehouiller, P.Geo., Senior Resource Geologist at Canadian Malartic Corporation (for geology), each of whom is a "Qualified Person" for the purposes of NI 43-101.

Assumptions used for the December 31, 2020 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00	Mexican Peso per US$1.00	US$ per €1.00
Operations and projects	$1,250	$17	$2.75	$1.00	$1.30	MXP18.00	EUR1.15
Hammond Reef	$1,350	Not applicable	Not applicable	Not applicable	$1.30	Not applicable	Not applicable
Upper Beaver	$1,200	Not applicable	$2.75	Not applicable	$1.25	Not applicable	Not applicable

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

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Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

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Additional Information

Additional information about each of the Company's material mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d), as well as other information, can be found in Technical Reports, which may be found at www.sedar.com. Other important operating information can be found in the Company's AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, LaRonde Zone 5 & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	December 31, 2020
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada	February 14, 2018
Meliadine, Nunavut, Canada	February 11, 2015

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APPENDIX – EXPLORATION DRILL COLLAR COORDINATES

La Chipriona exploration drill collar coordinates

La India	Drill Collar Coordinates*
Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
CHP21-05	3180158	707284	1,525	225	-45	201
CHP21-09	3180807	706798	1,570	225	-50	300
CHP21-12	3181090	706334	1,519	225	-45	177
CHP21-26	3180510	706998	1,489	225	-50	111
CHP21-27	3180588	706816	1,523	225	-45	192
CHP21-29	3180782	706631	1,609	225	-45	150
CHP21-34	3180313	707163	1,544	225	-45	195
CHP21-42	3181295	706543	1,529	225	-45	120
CHP21-43	3180925	706501	1,627	225	-45	201
CHP21-44	3180350	707086	1,554	225	-50	195

*Coordinate System UTM NAD27 12

53

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Operating margin(i) by mine:
Northern Business
LaRonde mine	$115,617	$60,954	$209,345	$106,148
LaRonde Zone 5 mine	15,252	11,007	27,850	21,858
Goldex mine	37,881	22,840	76,620	58,000
Meadowbank Complex	55,762	(12,422)	105,712	(8,609)
Meliadine mine	97,778	49,207	198,739	106,433
Hope Bay mine	14,396	—	25,626	—
Canadian Malartic mine(ii)	109,579	45,502	213,327	102,548
Kittila mine	51,438	59,089	110,141	100,999
Southern Business
Pinos Altos mine	31,905	14,585	58,331	42,642
Creston Mascota mine	5,171	11,231	12,805	28,822
La India mine	4,369	14,788	22,644	33,716
Total operating margin(i)	539,148	276,781	1,061,140	592,557
Amortization of property, plant and mine development	175,309	129,465	356,424	282,974
Exploration, corporate and other	81,592	29,765	192,881	168,701
Income before income and mining taxes	282,247	117,551	511,835	140,882
Income and mining taxes expense	92,686	12,250	186,126	57,146
Net income for the period	$189,561	$105,301	$325,709	$83,736
Net income per share — basic	$0.78	$0.44	$1.34	$0.35
Net income per share — diluted	$0.77	$0.43	$1.33	$0.35

Cash flows:
Cash provided by operating activities	$406,921	$162,648	$763,308	$326,006
Cash used in investing activities	$(197,613)	$(177,738)	$(725,481)	$(355,904)
Cash (used in) provided by financing activities	$(64,161)	$(914,418)	$(164,295)	$40,412

Realized prices:
Gold (per ounce)	$1,814	$1,726	$1,797	$1,643
Silver (per ounce)	$27.01	$17.11	$26.55	$16.22
Zinc (per tonne)	$2,843	$1,920	$2,795	$2,188
Copper (per tonne)	$10,902	$5,074	$9,945	$5,257

54

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	80,681	62,266	156,070	117,489
LaRonde Zone 5 mine	16,842	12,051	34,531	26,515
Goldex mine	34,659	23,142	69,309	57,025
Meadowbank Complex	85,899	16,417	165,864	65,758
Meliadine mine	96,694	59,375	192,820	129,350
Hope Bay mine	25,308	—	37,567	—
Canadian Malartic mine(ii)	92,106	56,785	181,656	121,548
Kittila mine	53,263	60,623	113,979	109,920
Southern Business
Pinos Altos mine	32,614	13,880	61,789	47,190
Creston Mascota mine	3,228	9,646	7,480	27,830
La India mine	4,712	16,879	21,745	39,805
Total gold (ounces)	526,006	331,064	1,042,810	742,430

Silver (thousands of ounces):
Northern Business
LaRonde mine	199	125	402	285
LaRonde Zone 5 mine	3	2	6	5
Goldex mine	1	—	1	1
Meadowbank Complex	23	2	47	22
Meliadine mine	8	6	15	12
Hope Bay mine	2	—	2	—
Canadian Malartic mine(ii)	69	82	151	179
Kittila mine	2	3	5	6
Southern Business
Pinos Altos mine	307	212	680	729
Creston Mascota mine	32	150	68	429
La India mine	7	17	23	37
Total silver (thousands of ounces)	653	599	1,400	1,705

Zinc (tonnes)	2,736	567	4,603	1,077
Copper (tonnes)	779	656	1,531	1,405

55

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	86,844	56,283	162,129	94,556
LaRonde Zone 5 mine	16,168	11,712	30,482	25,970
Goldex mine	34,993	22,628	69,351	57,368
Meadowbank Complex	83,915	9,112	160,196	67,693
Meliadine mine	94,163	64,130	192,512	135,109
Hope Bay mine	17,731	—	37,952	—
Canadian Malartic mine(ii)(iv)	89,372	47,384	172,928	112,284
Kittila mine	54,790	59,235	114,387	113,485
Southern Business
Pinos Altos mine	34,672	16,661	62,285	51,658
Creston Mascota mine	3,356	10,484	8,234	26,892
La India mine	5,739	17,385	24,573	40,882
Total gold (ounces)	521,743	315,014	1,035,029	725,897

Silver (thousands of ounces):
Northern Business
LaRonde mine	193	121	392	296
LaRonde Zone 5 mine	3	3	6	5
Goldex mine	1	1	1	1
Meadowbank Complex	26	2	45	24
Meliadine mine	9	5	17	13
Canadian Malartic mine(ii)(iv)	68	59	135	170
Kittila mine	3	2	5	5
Southern Business
Pinos Altos mine	331	258	692	818
Creston Mascota mine	41	164	91	427
La India mine	7	14	26	36
Total silver (thousands of ounces):	682	629	1,410	1,795

Zinc (tonnes)	2,875	175	5,535	1,833
Copper (tonnes)	778	628	1,532	1,382

56

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Total cash costs per ounce of gold produced — co-product basis(v):
Northern Business
LaRonde mine	$696	$579	$711	$685
LaRonde Zone 5 mine	818	738	791	797
Goldex mine	686	728	654	627
Meadowbank Complex(vi)	1,085	2,262	1,106	1,803
Meliadine mine(vii)	619	1,053	625	916
Hope Bay mine	915	—	919	—
Canadian Malartic mine(ii)(viii)	677	785	659	773
Kittila mine	914	718	853	760
Southern Business
Pinos Altos mine	1,106	1,160	1,134	1,040
Creston Mascota mine	608	987	541	762
La India mine	1,390	854	1,060	819
Weighted average total cash costs per ounce of gold produced	$812	$875	$805	$883

Total cash costs per ounce of gold produced — by-product basis(v):
Northern Business
LaRonde mine	$437	$457	$463	$563
LaRonde Zone 5 mine	814	733	787	794
Goldex mine	685	727	654	626
Meadowbank Complex(vi)	1,077	2,260	1,099	1,798
Meliadine mine(vii)	616	1,051	622	915
Hope Bay mine	915	—	919	—
Canadian Malartic mine(ii)(viii)	657	762	637	747
Kittila mine	913	717	852	759
Southern Business
Pinos Altos mine	849	862	844	781
Creston Mascota mine	341	694	257	517
La India mine	1,350	833	1,026	802
Weighted average total cash costs per ounce of gold produced	$748	$825	$741	$832

Notes:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.

(ii) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(iii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Payable production for the three and six months ended June 30, 2021 includes 348 ounces of gold from the Amaruq Underground project at the Meadowbank Complex which were produced during these periods, as commercial production at the Amaruq Underground project has not yet been achieved. Payable production for the three and six months ended June 30, 2021 includes 9,053 and 17,176 ounces of gold from the Tiriganiaq open pit deposit at the Meliadine mine, respectively, which were produced during these periods, as commercial production at the Tiriganiaq open pit deposit has not yet been achieved. Payable production for the three and six months ended June 30, 2020 includes 2,651 and 5,625 ounces of gold from the Canadian Malartic mine, respectively, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

(iv) The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter return royalty granted to Osisko Gold Royalties Ltd.

(v) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s calculation and use of total cash cost per ounce of gold produced.

(vi) The Meadowbank Complex's cost calculations per ounce of gold produced for the three and six months ended June 30, 2021 exclude 348 ounces of payable gold production which were produced during these periods, as commercial production at the Amaruq Underground project has not yet been achieved.

(vii) The Meliadine mine's cost calculations per ounce of gold produced for the three and six months ended June 30, 2021 exclude 9,053 and 17,176 ounces of payable gold production, respectively, which were produced during these periods, as commercial production at the Tiriganiaq open pit deposit has not yet been achieved.

(viii) The Canadian Malartic mine's cost calculations per ounce of gold produced for the three and six months ended June 30, 2020 exclude 2,651 and 5,625 ounces of payable gold production, respectively, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

57

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at	As at
	June 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$277,670	$402,527
Short-term investments	3,270	3,936
Trade receivables	16,284	11,867
Inventories	712,143	630,474
Income taxes recoverable	7,366	3,656
Fair value of derivative financial instruments	32,857	35,516
Other current assets	221,240	159,212
Total current assets	1,270,830	1,247,188
Non-current assets:
Goodwill	407,792	407,792
Property, plant and mine development	7,566,608	7,325,418
Investments	333,370	375,103
Other assets	340,390	259,254
Total assets	$9,918,990	$9,614,755

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$475,344	$363,801
Reclamation provision	17,822	15,270
Interest payable	12,297	12,184
Income taxes payable	30,699	102,687
Lease obligations	25,476	20,852
Current portion of long-term debt	125,000	—
Fair value of derivative financial instruments	14,635	904
Total current liabilities	701,273	515,698
Non-current liabilities:
Long-term debt	1,441,476	1,565,241
Lease obligations	95,547	99,423
Reclamation provision	719,689	651,783
Deferred income and mining tax liabilities	1,023,194	1,036,061
Other liabilities	73,339	63,336
Total liabilities	4,054,518	3,931,542

EQUITY
Common shares:
Outstanding — 244,360,793 common shares issued, less 657,547 shares held in trust	5,794,462	5,751,479
Stock options	184,876	175,640
Contributed surplus	37,254	37,254
Deficit	(209,245)	(366,412)
Other reserves	57,125	85,252
Total equity	5,864,472	5,683,213
Total liabilities and equity	$9,918,990	$9,614,755

58

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
REVENUES
Revenues from mining operations	$966,320	$557,175	$1,900,712	$1,229,053

COSTS AND EXPENSES
Production(i)	427,172	280,394	839,572	636,496
Exploration and corporate development	39,942	14,337	68,651	43,980
Amortization of property, plant and mine development	175,309	129,465	356,424	282,974
General and administrative	31,325	25,546	76,258	56,089
Finance costs	23,261	25,000	45,429	52,762
Gain on derivative financial instruments	(21,120)	(62,175)	(54)	(19,573)
Foreign currency translation loss (gain)	2,440	3,322	(638)	7,168
Other expenses	5,744	23,735	3,235	28,275
Income before income and mining taxes	282,247	117,551	511,835	140,882
Income and mining taxes expense	92,686	12,250	186,126	57,146
Net income for the period	$189,561	$105,301	$325,709	$83,736

Net income per share - basic	$0.78	$0.44	$1.34	$0.35
Net income per share - diluted	$0.77	$0.43	$1.33	$0.35

Weighted average number of common shares outstanding (in thousands):
Basic	243,337	241,170	243,165	240,697
Diluted	244,761	242,757	244,373	242,137

Note:

(i) Exclusive of amortization, which is shown separately.

59

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
OPERATING ACTIVITIES
Net income for the period	$189,561	$105,301	$325,709	$83,736
Add (deduct) adjusting items:
Amortization of property, plant and mine development	175,309	129,465	356,424	282,974
Deferred income and mining taxes	49,753	3,691	101,189	28,423
Unrealized loss (gain) on currency and commodity derivatives	17,131	(38,427)	16,390	5
Unrealized (gain) loss on warrants	(18,221)	(33,691)	13,589	(31,828)
Stock-based compensation	13,543	11,512	31,579	26,530
Foreign currency translation loss (gain)	2,440	3,322	(638)	7,168
Other	2,635	3,978	3,138	(7,070)
Changes in non-cash working capital balances:
Trade receivables	87	328	(4,417)	1,610
Income taxes	396	1,977	(68,087)	(20,153)
Inventories	(46,515)	(50,279)	(20,673)	(42,602)
Other current assets	(53,536)	(14,053)	(55,806)	(2,130)
Accounts payable and accrued liabilities	86,996	62,804	65,311	4,114
Interest payable	(12,658)	(23,280)	(400)	(4,771)
Cash provided by operating activities	406,921	162,648	763,308	326,006

INVESTING ACTIVITIES
Additions to property, plant and mine development	(204,306)	(170,459)	(386,192)	(339,270)
Acquisition of TMAC, net of cash and cash equivalents	—	—	(185,898)	—
Advance to TMAC to fund repayment of debt	—	—	(105,000)	—
Payment to repurchase the Hope Bay royalty	—	—	(50,000)	—
Proceeds from sale of property, plant and mine development	80	272	542	373
Net sales (purchases) of short-term investments	2,216	1,259	666	(885)
Net proceeds from sale of equity securities and other investments	2,700	—	4,173	8,759
Purchases of equity securities and other investments	(5,380)	(8,810)	(10,849)	(24,881)
Payments for financial assets at amortized cost	(16,000)	—	(16,000)	—
Decrease in restricted cash	23,077	—	23,077	—
Cash used in investing activities	(197,613)	(177,738)	(725,481)	(355,904)

FINANCING ACTIVITIES
Proceeds from Credit Facility	100,000	—	340,000	1,000,000
Repayment of Credit Facility	(100,000)	(750,000)	(340,000)	(750,000)
Proceeds from Senior Notes issuance	—	200,000	—	200,000
Repayment of Senior Notes	—	(360,000)	—	(360,000)
Long-term debt financing costs	—	(1,597)	—	(1,597)
Repayment of lease obligations	(10,047)	(3,750)	(15,471)	(7,479)
Dividends paid	(67,038)	(41,069)	(140,008)	(78,563)
Repurchase of common shares for stock-based compensation plans	—	—	(34,606)	(35,930)
Proceeds on exercise of stock options	8,244	39,979	16,645	68,053
Common shares issued	4,680	2,019	9,145	5,928
Cash (used in) provided by financing activities	(64,161)	(914,418)	(164,295)	40,412
Effect of exchange rate changes on cash and cash equivalents	6,057	3,792	1,611	(2,854)
Net increase (decrease) in cash and cash equivalents during the period	151,204	(925,716)	(124,857)	7,660
Cash and cash equivalents, beginning of period	126,466	1,255,273	402,527	321,897
Cash and cash equivalents, end of period	$277,670	$329,557	$277,670	$329,557

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$34,327	$47,215	$42,053	$54,447
Income and mining taxes paid	$44,518	$6,926	$153,171	$53,053

60

AGNICO EAGLE MINES LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES
(thousands of United States dollars, except where noted)

Total Production Costs by Mine

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2021	2020	2021	2020
LaRonde mine	$59,806	$41,351	$111,148	$61,987
LaRonde Zone 5 mine	14,253	9,346	26,938	21,138
LaRonde Complex	74,059	50,697	138,086	83,125
Goldex mine	25,261	16,262	47,774	36,220
Meadowbank Complex	96,022	28,483	183,361	117,849
Meliadine mine	54,995	61,331	114,759	115,586
Hope Bay mine	17,594	—	41,669	—
Canadian Malartic mine(i)	63,458	37,333	118,926	85,989
Kittila mine	47,944	43,053	96,604	86,724
Pinos Altos mine	39,345	18,221	71,343	54,102
Creston Mascota mine	2,009	9,595	4,426	21,432
La India mine	6,485	15,419	22,624	35,469
Production costs per the condensed interim consolidated statements of income	$427,172	$280,394	$839,572	$636,496

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced (ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne (iii) by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		80,681		62,266		156,070		117,489

Production costs	$59,806	$741	$41,351	$664	$111,148	$712	$61,987	$528
Inventory and other adjustments(iv)	(3,634)	(45)	(5,311)	(85)	(143)	(1)	18,545	157
Cash operating costs (co-product basis)	$56,172	$696	$36,040	$579	$111,005	$711	$80,532	$685
By-product metal revenues	(20,878)	(259)	(7,562)	(122)	(38,777)	(248)	(14,390)	(122)
Cash operating costs (by-product basis)	$35,294	$437	$28,478	$457	$72,228	$463	$66,142	$563

LaRonde Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2021				June 30, 2020				June 30, 2021				June 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				443				324				930				736

Production costs		$59,806		$135		$41,351		$128		$111,148		$120		$61,987		$84
Production costs (C$)	C$	72,508	C$	164	C$	55,219	C$	170	C$	138,911	C$	149	C$	81,050	C$	110
Inventory and other adjustments (C$)(v)		(7,465)		(17)		(12,584)		(38)		(9,454)		(10)		16,007		22
Minesite operating costs (C$)	C$	65,043	C$	147	C$	42,635	C$	132	C$	129,457	C$	139	C$	97,057	C$	132

61

LaRonde Zone 5 Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		16,842		12,051		34,531		26,515

Production costs	$14,253	$846	$9,346	$776	$26,938	$780	$21,138	$797
Inventory and other adjustments(iv)	(484)	(28)	(458)	(38)	380	11	4	—
Cash operating costs (co-product basis)	$13,769	$818	$8,888	$738	$27,318	$791	$21,142	$797
By-product metal revenues	(63)	(4)	(53)	(5)	(152)	(4)	(86)	(3)
Cash operating costs (by-product basis)	$13,706	$814	$8,835	$733	$27,166	$787	$21,056	$794

LaRonde Zone 5 Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2021				June 30, 2020				June 30, 2021				June 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				278				185				555				430

Production costs		$14,253		$51		$9,346		$51		$26,938		$49		$21,138		$49
Production costs (C$)	C$	17,645	C$	63	C$	12,762	C$	69	C$	33,799	C$	61	C$	28,565	C$	66
Inventory and other adjustments (C$)(v)		259		1		(712)		(4)		1,902		3		(52)		—
Minesite operating costs (C$)	C$	17,904	C$	64	C$	12,050	C$	65	C$	35,701	C$	64	C$	28,513	C$	66

LaRonde Complex	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		97,523		74,317		190,601		144,004

Production costs	$74,059	$759	$50,697	$682	$138,086	$724	$83,125	$577
Inventory and other adjustments(iv)	(4,118)	(42)	(5,769)	(77)	237	2	18,549	129
Cash operating costs (co-product basis)	$69,941	$717	$44,928	$605	$138,323	$726	$101,674	$706
By-product metal revenues	(20,941)	(215)	(7,615)	(103)	(38,929)	(205)	(14,476)	(100)
Cash operating costs (by-product basis)	$49,000	$502	$37,313	$502	$99,394	$521	$87,198	$606

LaRonde Complex	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2021				June 30, 2020				June 30, 2021				June 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				721				509				1,485				1,166

Production costs		$74,059		$103		$50,697		$100		$138,086		$93		$83,125		$71
Production costs (C$)	C$	90,153	C$	125	C$	67,981	C$	134	C$	172,710	C$	116	C$	109,615	C$	94
Inventory and other adjustments (C$)(v)		(7,206)		(10)		(13,296)		(27)		(7,552)		(5)		15,955		14
Minesite operating costs (C$)	C$	82,947	C$	115	C$	54,685	C$	107	C$	165,158	C$	111	C$	125,570	C$	108

62

Goldex Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		34,659		23,142		69,309		57,025

Production costs	$25,261	$729	$16,262	$703	$47,774	$689	$36,220	$635
Inventory and other adjustments(iv)	(1,489)	(43)	577	25	(2,426)	(35)	(486)	(8)
Cash operating costs (co-product basis)	$23,772	$686	$16,839	$728	$45,348	$654	$35,734	$627
By-product metal revenues	(17)	(1)	(13)	(1)	(23)	—	(13)	(1)
Cash operating costs (by-product basis)	$23,755	$685	$16,826	$727	$45,325	$654	$35,721	$626

Goldex Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2021				June 30, 2020				June 30, 2021				June 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				723				533				1,450				1,190

Production costs		$25,261		$35		$16,262		$31		$47,774		$33		$36,220		$30
Production costs (C$)	C$	31,146	C$	43	C$	22,367	C$	42	C$	59,704	C$	41	C$	48,606	C$	41
Inventory and other adjustments (C$)(v)		(39)		—		603		1		(66)		—		(329)		—
Minesite operating costs (C$)	C$	31,107	C$	43	C$	22,970	C$	43	C$	59,638	C$	41	C$	48,277	C$	41

Meadowbank Complex	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)(vi)	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		85,551		16,417		165,516		65,758

Production costs	$96,022	$1,122	$28,483	$1,735	$183,361	$1,108	$117,849	$1,792
Inventory and other adjustments(iv)	(3,184)	(37)	8,645	527	(246)	(2)	701	11
Cash operating costs (co-product basis)	$92,838	$1,085	$37,128	$2,262	$183,115	$1,106	$118,550	$1,803
By-product metal revenues	(701)	(8)	(29)	(2)	(1,193)	(7)	(330)	(5)
Cash operating costs (by-product basis)	$92,137	$1,077	$37,099	$2,260	$181,922	$1,099	$118,220	$1,798

Meadowbank Complex	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)(vii)	June 30, 2021				June 30, 2020				June 30, 2021				June 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				879				312				1,803				891

Production costs		$96,022		$109		$28,483		$91		$183,361		$102		$117,849		$132
Production costs (C$)	C$	120,248	C$	137	C$	38,809	C$	124	C$	233,014	C$	129	C$	158,314	C$	178
Inventory and other adjustments (C$)(v)		880		1		5,843		19		7,982		5		(6,082)		(7)
Minesite operating costs (C$)	C$	121,128	C$	138	C$	44,652	C$	143	C$	240,996	C$	134	C$	152,232	C$	171

63

Meliadine Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)(viii)	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		87,641		59,375		175,644		129,350

Production costs	$54,995	$628	$61,331	$1,033	$114,759	$653	$115,586	$894
Inventory and other adjustments(iv)	(772)	(9)	1,176	20	(5,063)	(28)	2,963	22
Cash operating costs (co-product basis)	$54,223	$619	$62,507	$1,053	$109,696	$625	$118,549	$916
By-product metal revenues	(225)	(3)	(90)	(2)	(445)	(3)	(202)	(1)
Cash operating costs (by-product basis)	$53,998	$616	$62,417	$1,051	$109,251	$622	$118,347	$915

Meliadine Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)(ix)	June 30, 2021				June 30, 2020				June 30, 2021				June 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				324				337				662				644

Production costs		$54,995		$170		$61,331		$182		$114,759		$173		115,586		$179
Production costs (C$)	C$	68,378	C$	211	C$	84,443	C$	251	C$	144,787	C$	219	C$	156,370	C$	243
Inventory and other adjustments (C$)(v)		3,482		11		(1,535)		(5)		974		1		583		1
Minesite operating costs (C$)	C$	71,860	C$	222	C$	82,908	C$	246	C$	145,761	C$	220	C$	156,953	C$	244

Hope Bay Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		25,308		—		37,567		—

Production costs	$17,594	$695	$—	$—	$41,669	$1,109	$—	$—
Inventory and other adjustments(iv)	5,555	219	—	—	(7,136)	(190)	—	—
Cash operating costs (co-product basis)	$23,149	$915	$—	$—	$34,533	$919	$—	$—
By-product metal revenues	—	—	—	—	—	—	—	—
Cash operating costs (by-product basis)	$23,149	$915	$—	$—	$34,533	$919	$—	$—

Hope Bay Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2021				June 30, 2020				June 30, 2021				June 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				95				—				134				—

Production costs		$17,594		$185		$—		$—		$41,669		$311		$—		$—
Production costs (C$)	C$	21,468	C$	225	C$	—	C$	—	C$	51,945	C$	387	C$	—	C$	—
Inventory and other adjustments (C$)(v)		6,979		74		—		—		(9,327)		(70)		—		—
Minesite operating costs (C$)	C$	28,447	C$	299	C$	—	C$	—	C$	42,618	C$	317	C$	—	C$	—

64

Canadian Malartic Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(i)(ii)(x)	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		92,106		54,134		181,656		115,923

Production costs	$63,458	$689	$37,333	$690	$118,926	$655	$85,989	$742
Inventory and other adjustments(iv)	(1,071)	(12)	5,146	95	745	4	3,639	31
Cash operating costs (co-product basis)	$62,387	$677	$42,479	$785	$119,671	$659	$89,628	$773
By-product metal revenues	(1,846)	(20)	(1,247)	(23)	(3,876)	(22)	(3,020)	(26)
Cash operating costs (by-product basis)	$60,541	$657	$41,232	$762	$115,795	$637	$86,608	$747

Canadian Malartic Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(i)(iii)(xi)	June 30, 2021				June 30, 2020				June 30, 2021				June 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,820				2,228				5,451				4,549

Production costs		$63,458		$23		$37,333		$17		$118,926		$22		$85,989		$19
Production costs (C$)	C$	79,257	C$	28	C$	50,379	C$	23	C$	150,467	C$	28	C$	115,851	C$	25
Inventory and other adjustments (C$)(v)		(1,408)		—		4,440		2		803		—		1,914		1
Minesite operating costs (C$)	C$	77,849	C$	28	C$	54,819	C$	25	C$	151,270	C$	28	C$	117,765	C$	26

Kittila Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		53,263		60,623		113,979		109,920

Production costs	$47,944	$900	$43,053	$710	$96,604	$848	$86,724	$789
Inventory and other adjustments(iv)	761	14	455	8	632	5	(3,221)	(29)
Cash operating costs (co-product basis)	$48,705	$914	$43,508	$718	$97,236	$853	$83,503	$760
By-product metal revenues	(79)	(1)	(39)	(1)	(133)	(1)	(93)	(1)
Cash operating costs (by-product basis)	$48,626	$913	$43,469	$717	$97,103	$852	$83,410	$759

Kittila Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Tonne(iii)	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		483		500		977		920

Production costs	$47,944	$99	$43,053	$86	$96,604	$99	$86,724	$94
Production costs (€)	€39,861	€83	€38,993	€78	€80,929	€83	€78,658	€85
Inventory and other adjustments (€)(v)	435	—	164	—	98	—	(3,194)	(3)
Minesite operating costs (€)	€40,296	€83	€39,157	€78	€81,027	€83	€75,464	€82

65

Pinos Altos Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		32,614		13,880		61,789		47,190

Production costs	$39,345	$1,206	$18,221	$1,313	$71,343	$1,155	$54,102	$1,146
Inventory and other adjustments(iv)	(3,267)	(100)	(2,116)	(153)	(1,280)	(21)	(5,022)	(106)
Cash operating costs (co-product basis)	$36,078	$1,106	$16,105	$1,160	$70,063	$1,134	$49,080	$1,040
By-product metal revenues	(8,403)	(257)	(4,137)	(298)	(17,941)	(290)	(12,216)	(259)
Cash operating costs (by-product basis)	$27,675	$849	$11,968	$862	$52,122	$844	$36,864	$781

Pinos Altos Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Tonne(iii)	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		521		214		1,014		694

Production costs	$39,345	$76	$18,221	$85	$71,343	$70	$54,102	$78
Inventory and other adjustments(v)	(2,850)	(6)	(3,627)	(17)	(690)	—	(7,118)	(10)
Minesite operating costs	$36,495	$70	$14,594	$68	$70,653	$70	$46,984	$68

Creston Mascota Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		3,228		9,646		7,480		27,830

Production costs	$2,009	$622	$9,595	$995	$4,426	$592	$21,432	$770
Inventory and other adjustments(iv)	(45)	(14)	(74)	(8)	(381)	(51)	(217)	(8)
Cash operating costs (co-product basis)	$1,964	$608	$9,521	$987	$4,045	$541	$21,215	$762
By-product metal revenues	(863)	(267)	(2,830)	(293)	(2,126)	(284)	(6,830)	(245)
Cash operating costs (by-product basis)	$1,101	$341	$6,691	$694	$1,919	$257	$14,385	$517

Creston Mascota Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Tonne(iii)(xii)	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		—		126		—		338

Production costs	$2,009	$—	$9,595	$76	$4,426	$—	$21,432	$63
Inventory and other adjustments(v)	(2,009)	—	(277)	(2)	(4,426)	—	(638)	(1)
Minesite operating costs	$—	$—	$9,318	$74	$—	$—	$20,794	$62

66

La India Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		4,712		16,879		21,745		39,805

Production costs	$6,485	$1,376	$15,419	$914	$22,624	$1,040	$35,469	$891
Inventory and other adjustments(iv)	67	14	(1,006)	(60)	429	20	(2,879)	(72)
Cash operating costs (co-product basis)	$6,552	$1,390	$14,413	$854	$23,053	$1,060	$32,590	$819
By-product metal revenues	(190)	(40)	(348)	(21)	(752)	(34)	(680)	(17)
Cash operating costs (by-product basis)	$6,362	$1,350	$14,065	$833	$22,301	$1,026	$31,910	$802

La India Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Tonne(iii)	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,745		776		3,387		2,310

Production costs	$6,485	$4	$15,419	$20	$22,624	$7	$35,469	$15
Inventory and other adjustments(v)	(12)	—	(1,147)	(2)	230	—	(3,385)	(1)
Minesite operating costs	$6,473	$4	$14,272	$18	$22,854	$7	$32,084	$14

Notes:
(i) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.
(ii) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of total cash costs per ounce.
(iii) Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of minesite costs per tonne.
(iv) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.
(v) This inventory and other adjustments reflect production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.
(vi) The Meadowbank Complex's cost calculations per ounce of gold produced for the three and six months ended June 30, 2021 exclude 348 ounces of payable gold production which were produced during these periods, as commercial production at the Amaruq Underground project has not yet been achieved.
(vii) The Meadowbank Complex's cost calculations per tonne for the three and six months ended June 30, 2021 exclude 1,913 tonnes of ore from the Amaruq Underground project which were processed during these periods, as commercial production at the Amaruq Underground project has not yet been achieved.
(viii) The Meliadine mine's cost calculations per ounce of gold produced for the three and six months ended June 30, 2021 exclude 9,053 and 17,176 ounces of payable gold production, respectively, which were produced during these periods, as commercial production at the Tiriganiaq open pit deposit has not yet been achieved.
(ix) The Meliadine mine's cost calculations per tonne for the three and six months ended June 30, 2021 exclude 93,340 and 170,377 tonnes of ore from the Tiriganiaq open pit deposit, respectively, which were processed during these periods, as commercial production at the Tiriganiaq open pit deposit has not yet been achieved.
(x) The Canadian Malartic mine's cost calculations per ounce of gold produced for the three and six months ended June 30, 2020 exclude 2,651 and 5,625 ounces of payable gold production, respectively, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(xi) The Canadian Malartic mine's cost calculations per tonne for the three and six months ended June 30, 2020 exclude 126,279 and 261,343 tonnes of ore from the Barnat deposit, respectively, which were processed prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(xii) The Creston Mascota mine's cost calculations per tonne for the three and six months ended June 30, 2021 exclude approximately $2.0 million and $4.4 million of production costs incurred, respectively, during these periods following the cessation of mining activities at the Bravo pit during the third quarter of 2020.

67

Reconciliation of Production Costs to Total Cash Costs per Ounce Produced and All-in Sustaining Costs per Ounce of Gold Produced

	Three Months Ended June 30,		Six Months Ended June 30,
(United States dollars per ounce of gold produced, except where noted)	2021	2020	2021	2020
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$427,172	$280,394	$839,572	$636,496
Adjusted gold production (ounces)(i)(ii)(iii)	516,605	328,413	1,025,286	736,805
Production costs per ounce of adjusted gold production	$827	$854	$819	$864
Adjustments:
Inventory and other adjustments(iv)	(15)	21	(14)	19
Total cash costs per ounce of gold produced (co-product basis)(v)	$812	$875	$805	$883
By-product metal revenues	(64)	(50)	(64)	(51)
Total cash costs per ounce of gold produced (by-product basis)(v)	$748	$825	$741	$832
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	215	228	195	199
General and administrative expenses (including stock options)	61	78	74	76
Non-cash reclamation provision, sustaining leases and other	13	11	12	11
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,037	$1,142	$1,022	$1,118
By-product metal revenues	64	50	64	51
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,101	$1,192	$1,086	$1,169

Notes:
(i) Adjusted gold production for the three and six months ended June 30, 2021 exclude 348 ounces of payable production of gold at the Meadowbank Complex which were produced during these periods, as commercial production at the Amaruq Underground project has not yet been achieved.
(ii) Adjusted gold production for the three and six months ended June 30, 2021 exclude 9,053 and 17,176 ounces of payable production of gold at the Meliadine mine, respectively, which were produced during these periods, as commercial production at the Tiriganiaq open pit deposit has not yet been achieved.
(iii) Adjusted gold production for the three and six months ended June 30, 2020 exclude 2,651 and 5,625 ounces of payable production of gold at the Canadian Malartic mine, respectively, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(iv) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.
(v) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of total cash cost per ounce of gold produced.

Reconciliation of Net Income to Operating Margin(i)

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2021	2020	2021	2020
Net income for the period	$189,561	$105,301	$325,709	$83,736
Income and mining taxes expense	92,686	12,250	186,126	57,146
Other expenses	5,744	23,735	3,235	28,275
Foreign currency translation loss (gain)	2,440	3,322	(638)	7,168
Gain on derivative financial instruments	(21,120)	(62,175)	(54)	(19,573)
Finance costs	23,261	25,000	45,429	52,762
General and administrative	31,325	25,546	76,258	56,089
Amortization of property, plant, and mine development	175,309	129,465	356,424	282,974
Exploration and corporate development	39,942	14,337	68,651	43,980
Operating margin(i)	$539,148	$276,781	$1,061,140	$592,557

Note:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.

68